Exhibit 99.1

Sun Life Financial Inc.
Notice of annual meeting
of common shareholders
May 6, 2015
Management Information Circular
2015
Sun Life Financial

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Wednesday, May 6, 2015 at 9:00 a.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.

The business of the meeting is described in the accompanying Notice of our 2015 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders. A joint question and answer period will then follow.

Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Monday, May 4, 2015, as described on pages 4 to 6 in the attached circular. If your shares are held in the name of a nominee, see page 5 for information about how to vote your shares.

We look forward to seeing you at the meeting.

James H. Sutcliffe Chairman of the Board	Dean A. Connor President and Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2015 annual meeting

You are invited to our annual meeting of common shareholders:

When	Wednesday, May 6, 2015

9:00 a.m. (Toronto time)

Where	Sun Life Financial Tower

150 King Street West (northeast corner of King and University)

Second floor

Toronto, Ontario

What the meeting will cover

1.	Receipt of the 2014 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	An advisory vote on executive compensation
5.	Consideration of other business that may properly be brought before the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.

A total of 611,691,309 votes are eligible to be cast at the meeting.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 16, 2015 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Dana J. Easthope

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 16, 2015

MANAGEMENT INFORMATION CIRCULAR 2015

Management Information Circular

March 16, 2015

In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun  Life Financial.

Our 2015 annual meeting

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2014, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements, and have the opportunity to ask questions.

Electing the directors (see page 7)

You will elect 11 directors to serve on our board until the next annual meeting. All of the director nominees currently serve on our board. All 11 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Appointing the auditor (see page 14)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2015. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

Having a “say on pay” (see page 15)

You will participate in a non-binding advisory vote on executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 35.

We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2015

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 16, 2015.

As of March 16, 2015, we had 611,691,309 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

Two persons present in person or by proxy and representing at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

•	by proxy
•	by attending the meeting and voting in person.

Voting by proxy

Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names James H. Sutcliffe, Chairman of the Board, or in his absence Richard H. Booth, Chairman of the Governance, Nomination & Investment Committee, or in his absence another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

•	for electing the director nominees who are listed in the proxy form and management information circular
•	for appointing Deloitte LLP as auditor
•	for the resolution on executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

Voting in person

Attending the meeting in person gives you an opportunity to hear directly from management and meet the individuals who have been nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2015

Registered shareholders and share ownership account participants

If you do not want to attend the meeting and vote in person, indicate your voting instructions on the enclosed proxy form, then sign, date and return it using one of the methods below:

•	Mail it in the envelope provided
•	Fax both pages to one of the numbers below:

416-368-2502 (from Toronto or outside Canada and the U.S.)

1-866-781-3111 (toll-free from anywhere in Canada or the U.S.)

•	Scan and email both pages to proxy@canstockta.com.

Alternatively, you may submit your voting instructions by telephone or on the Internet. You will need the 13-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada & U.S. only):	Call 1-888-489-7352 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.cstvotemyproxy.com and follow the instructions on screen.

Our transfer agent, CST Trust Company (CST), must receive your completed and signed proxy form by 5:00 p.m. (Toronto time) on Monday, May 4, 2015 to have your vote recorded.

If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CST to receive a ballot.

If the meeting is adjourned, CST must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders

You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this circular.

If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

If you change your mind

You can revoke instructions you have already provided on your proxy or voting instruction form by giving us new instructions.

Registered shareholders and share ownership account participants can send a new proxy form in one of three ways:

•	complete and sign a proxy form with a later date than the one you previously sent, and send it to CST as described above
•

send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us any time before 5:00 p.m. (Toronto time) on Tuesday, May 5, 2015, or if the meeting is adjourned, the business day before the meeting is reconvened, at: Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

•	give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

MANAGEMENT INFORMATION CIRCULAR 2015

Questions?
You can call CST or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+44(0)345-602-1587

Philippines:	632-581-8111 (PLDT – Metro Manila) 632-976-8111 (GLOBE – Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

CST counts and tabulates the proxies on our behalf. Individual shareholder votes are kept confidential and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $62,500 for its services.

MANAGEMENT INFORMATION CIRCULAR 2015

The director nominees

As of the date of this circular, we have 12 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 11 directors are to be elected for a term ending at the conclusion of the next annual meeting. All 11 of the nominees currently serve on our board. Sara G. Lewis was appointed to the board effective December 1, 2014. She is standing for election by the shareholders for the first time at the meeting.

Richard H. Booth is retiring from the board at the conclusion of the meeting.

The Governance, Nomination & Investment Committee has reviewed each of the nominees and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations, and that collectively they provide the board with the skills and experience necessary for the board to fulfil its mandate. The committee spent additional time considering the nomination of Martin J.G. Glynn in light of the level of support Mr. Glynn received from shareholders at the 2014 annual meeting. The committee recommended the nomination of Mr. Glynn again this year due to his extensive financial services experience, knowledge of Asian markets, and contributions to board and committee discussions.

We do not expect that any of the nominees will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed according to the company’s by-laws and applicable law.

The board recommends that shareholders vote for electing the director nominees profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for electing the director nominees profiled below.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign. Within 90 days the board will accept the resignation unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships and attendance at board and committee meetings from January 1, 2014 to the date of this circular, their attendance and level of support received from shareholders at our 2014 annual meeting, and other public company directorships held in the last five years.

The director nominee profiles also include information about the value of their holdings of Sun Life Financial common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guideline for directors which each director is expected to meet within five years of joining the board. The ownership guideline is $600,000. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of February 27, 2015 and February 28, 2014 when the closing price of our common shares on the TSX was $38.50 and $38.34, respectively. You can find additional information about our director compensation program and share ownership guideline starting on pages 32 and 33, respectively.

MANAGEMENT INFORMATION CIRCULAR 2015

William D. Anderson,

FCPA, FCA

Toronto, ON

Director since May 2010

Independent

Age: 65

Areas of expertise:

•  international business

•  accounting

•  human resources

•  corporate governance

•  corporate development

•  designated audit committee
financial expert

Current committees:

•  Audit & Conduct Review
(Chair)

•  Risk Review

Mr. Anderson is Chairman of the Board of Gildan Activewear Inc. He was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. Mr. Anderson held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. He spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. Mr. Anderson was appointed a Fellow of the Institute of Chartered Professional Accountants in October 2011 and is also a Fellow of the Institute of Corporate Directors.

Meeting attendance			Other public company directorships
Board	15 of 15	100%	Gildan Activewear Inc.		2006 – present
Audit & Conduct Review	8 of 8	100%	TransAlta Corporation		2003 – present
Risk Review	8 of 8	100%	Nordion Inc. (formerly MDS Inc.)		2007 – 2014
Annual meeting	yes
2014 votes in favour: 98.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	13,280	10,202	23,482	$904,057	Meets
2014	13,280	8,385	21,665	$830,636
Change	0	1,817	1,817	$73,421

John H. Clappison,

FCPA, FCA

Toronto, ON

Director since January 2006

Independent

Age: 68

Areas of expertise:

•  financial services

•  risk management

•  human resources

•  accounting

•  corporate governance

Current committees:

•  Audit & Conduct Review

•  Risk Review (Chair)

Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a Fellow of the Institute of Chartered Professional Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summitt Energy Holdings LLP and involved with the Face the Future Foundation, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation. He is a member of the Canadian Audit Committee Network.

Meeting attendance			Other public company directorships
Board	15 of 15	100%	Cameco Corporation		2006 – present
Audit & Conduct Review	8 of 8	100%	Rogers Communications Inc.		2006 – present
Risk Review	8 of 8	100%	Inmet Mining Corporation		2010 – 2013
Annual meeting	yes		Canadian Real Estate Investment Trust		2007 – 2011
2014 votes in favour: 99.8%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	2,000	39,296	41,296	$1,589,896	Meets
2014	2,000	34,571	36,571	$1,402,132
Change	0	4,725	4,725	$187,764

MANAGEMENT INFORMATION CIRCULAR 2015

Dean A. Connor Toronto, ON Director since July 2011 Non-independent Age: 58 Current committees: • None	Mr. Connor is President and Chief Executive Officer of Sun Life Financial and Sun Life Assurance. Prior to his appointment in December 2011 he held progressively senior positions with those companies, including President, Chief Operating Officer, President of SLF Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas which encompassed Mercer’s operations in Canada, the U.S. and Latin America. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a trustee of the University Health Network, a director of the Canadian Life and Health Insurance Association and a member of the Ivey Advisory Board, Richard Ivey School of Business, University of Western Ontario. Mr. Connor holds an Honours Business Administration degree.
	Meeting attendance			Other public company directorships
	Board	15 of 15	100%	None
	Annual meeting	yes
	2014 votes in favour: 99.8%
	Sun Life Financial securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2015	69,977	118,656	188,633	$7,262,371	Meets
	2014	42,599	85,012	127,611	$4,892,606
	Change	27,378	33,644	61,022	$2,369,765
	As President and Chief Executive Officer, Mr. Connor is subject to different ownership guidelines than the independent directors. See page 45.

Martin J. G. Glynn

Vancouver, BC

Director since

December 2010

Independent

Age: 63

Areas of expertise:

•  financial services

•  international business

•  risk management

•  customer needs,
behaviour and  brands

•  corporate governance

Current committees:

•  Governance, Nomination
& Investment

•  Management Resources

Mr. Glynn was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is a director of the Public Sector Pension Investment Board and is involved with the UBC Investment Management Trust Inc., VGH and UBC Hospital Foundation, The American Patrons of the National Library and Galleries of Scotland and the SOI Group, University of St. Andrews, Scotland. Mr. Glynn was the Jarislowsky Fellow in Business Management, Haskayne School of Business, University of Calgary from September 2009 to April 2010. He has a Master of Business Administration degree.

Meeting attendance			Other public company directorships
Board	14 of 15	93%	Husky Energy Inc.		2000 – present
Audit & Conduct Review	2 of 2	100%	VinaCapital Vietnam Opportunity Fund Limited		2008 – 2014
Governance, Nomination &	7 of 7	100%
Investment			MF Global Holdings Ltd.		2008 – 2011
Management Resources	5 of 5	100%	Hathor Exploration Limited		2007 – 2011
Annual meeting	yes
2014 votes in favour: 86.2%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	9,319	8,882	18,201	$700,739	Meets
2014	8,346	7,112	15,458	$592,660
Change	973	1,770	2,743	$108,079

MANAGEMENT INFORMATION CIRCULAR 2015

M. Marianne Harris

Toronto, ON

Director since

December 2013

Independent

Age: 57

Areas of expertise:

•  financial services

•  risk management

•  accounting

•  corporate governance

•  corporate development

Current committees:

•  Audit & Conduct Review

•  Governance, Nomination
& Investment

Ms. Harris was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until October 2013. She held progressively senior positions during her 13 year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is Chair of the Board of the Investment Industry Regulatory Organization of Canada (IIROC), a member of the Dean’s Advisory Council for the Schulich School of Business and the Advisory Council for The Hennick Centre for Business and Law, and a director of the Princess Margaret Cancer Foundation. Ms. Harris has a Master of Business Administration degree and a Juris Doctorate.
Meeting attendance			Other public company directorships
Board	15 of 15	100%	Agrium Inc.		2014 – present
Audit & Conduct Review	8 of 8	100%
Governance, Nomination & Investment	7 of 7	100%
Annual meeting	yes
2014 votes in favour: 99.8%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	4,972	5,378	10,350	$398,475	On target for December 1, 2018
2014	4,800	453	5,253	$201,400
Change	172	4,925	5,097	$197,075

Krystyna T. Hoeg,

CPA, CA

Toronto, ON

Director since June 2002

Independent

Age: 65

Areas of expertise:

•  human resources

•  accounting

•  customer needs,
behaviour and brands

•  sales and distribution

•  corporate governance

Current committees:

•  Management Resources
(Chair)

•  Risk Review

Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a Chartered Professional Accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Samuel, Son & Co., Limited and Revera Inc. and she is involved with Toronto East General Hospital.

Meeting attendance			Other public company directorships
Board	15 of 15	100%	Imperial Oil Limited		2008 – present
Management Resources	8 of 8	100%	Canadian Pacific Railway Company		2007 – present
Risk Review	8 of 8	100%	Canadian Pacific Railway Limited		2007 – present
Annual meeting	yes		Shoppers Drug Mart Corporation		2006 – 2014
2014 votes in favour: 99.1%			Cineplex Galaxy Income Fund		2006 – 2010
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	3,405	39,306	42,711	$1,644,374	Meets
2014	3,405	36,470	39,875	$1,528,808
Change	0	2,836	2,836	$115,566

MANAGEMENT INFORMATION CIRCULAR 2015

Sara G. Lewis, CPA, CFA

Rancho Santa Fe, CA

Director since

December 2014

Independent

Age: 47

Areas of expertise:

•  financial services

•  human resources

•  accounting

•  corporate governance

•  corporate development

Current committees:

•  Governance, Nomination & Investment

•  Management Resources

Ms. Lewis is Chief Executive Officer of Lewis Corporate Advisors, LLC, a capital markets advisory firm. Prior to 2009, she held progressively senior positions during her seven year career with Washington Real Estate Investment Trust Company, an equity real estate investment trust, including Executive Vice-President and Chief Financial Officer. Ms. Lewis is a Certified Public Accountant and a Chartered Financial Analyst. In addition to the public companies listed below, she serves on the Governance Working Group for the U.S. Chamber of Commerce – Center for Capital Markets Competitiveness, and is a member of the Economic Club of Washington, DC. Ms. Lewis is a National Association of Corporate Directors Board Leadership Fellow, a member of the Tapestry West Audit Committee Network and a member of the Audit Committee Roundtable of Orange County. In January 2015, she was appointed as a member of the Standing Advisory Group of the Public Company Accounting Oversight Board.

Meeting attendance			Other public company directorships
Board	3 of 3	100%	Adamas Pharmaceuticals, Inc.		2014 – present
Governance, Nomination &	3 of 3	100%	Plum Creek Timber		2013 – present
Investment			PS Business Parks		2010 – present
Management Resources	3 of 3	100%	CapitalSource, Inc.		2004 – 2014
Annual Meeting	N/A

Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	5,500	443	5,943	$228,806	On target for December 1, 2019

Réal Raymond, FICB

Montréal, QC

Director since May 2013

Independent

Age: 65

Areas of expertise:

•  financial services

•  risk management

•  human resources

•  accounting

•  corporate governance

Current committees:

•   Audit & Conduct Review

•  Risk Review

Mr. Raymond is the Chairman of the Board of Metro Inc., a food and pharmaceutical distributor and the Chairman of the Board of Héroux-Devtek Inc., a global supplier of aircraft landing gear. Mr. Raymond was President and Chief Executive Officer of National Bank of Canada, a financing corporation and bank, until he retired in May 2007. He held senior positions with National Bank of Canada during his 37 year career including President, Personal and Commercial Banking and President and Chief Operating Officer. In addition to the public company boards listed here, Mr. Raymond is Chairman of the board of directors of Aéroports de Montréal. He is a Fellow of the Institute of Canadian Bankers. Mr. Raymond received an honorary doctorate from Université du Québec à Montréal School of Management in May 2007 and in October 2008 he became Chancellor of Université du Québec à Montréal. Mr. Raymond holds a Master of Business Administration degree.
Meeting attendance			Other public company directorships
Board	14 of 15	93%	Héroux-Devtek Inc.		2010 – present
Audit & Conduct Review	6 of 6	100%	Metro Inc.		2008 – present
Management Resources	3 of 3	100%
Risk Review	7 of 8	88%
Annual Meeting	yes
2014 votes in favor: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	8,000	5,672	13,672	$526,372	On target for May 8, 2018
2014	8,000	2,308	10,308	$395,209
Change	0	3,364	3,364	$131,163

MANAGEMENT INFORMATION CIRCULAR 2015

Hugh D. Segal, CM

Kingston, ON

Director since May 2009

Independent

Age: 64

Areas of expertise:

•  government relations/
policy

•  risk management

•  human resources

•  customer needs,
behaviour and brands

•  corporate governance

Current committees:

•  Governance, Nomination
& Investment

•  Management Resources

Mr. Segal is Master of Massey College, University of Toronto. He was a Canadian senator from 2005 until July 2014. Before that Mr. Segal was President & Chief Executive Officer of the Institute for Research on Public Policy. He was formerly Vice-Chair of the Institute of Canadian Advertising. Mr. Segal is Chair of the Atlantic Council of Canada, a Senior Fellow at the Munk School of Global Affairs, University of Toronto and a Senior Fellow at the Canadian Defence & Foreign Affairs Institute. He is an Honourary Captain of the Royal Canadian Navy. Mr. Segal received the Order of Canada in 2003.

Meeting attendance			Other public company directorships
Board	15 of 15	100%	Just Energy Group Inc. (formerly		2001 – present
Governance, Nomination &	6 of 7	86%	Energy Savings Income Fund)
Investment			SNC-Lavalin Group Inc.		1999 – 2012
Management Resources	8 of 8	100%
Annual meeting	no
2014 votes in favour: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	8,657	13,273	21,930	$844,305	Meets
2014	8,657	11,348	20,005	$766,992
Change	0	1,925	1,925	$77,313

Barbara G. Stymiest,

FCPA, FCA

Toronto, ON

Director since May 2012

Independent

Age: 58

Areas of expertise:

•  financial services

•  risk management

•  accounting

•  customer needs,
behaviour and brands

•  corporate development

Current committees:

•  Management Resources

•  Risk Review

Ms. Stymiest was Chair of BlackBerry Limited, a global leader in wireless innovation from January 2012 until November 2013. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 until June 2011. From 2009 Ms. Stymiest was Royal Bank’s Group Head, Strategy, Treasury and Corporate Services and prior to that served as its Chief Operating Officer. Prior to 2004 she held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc., Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. Ms. Stymiest is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed here, she is the Chair of the Canadian Institute for Advanced Research and a trustee of University Health Network. Ms. Stymiest has been involved with the Accounting Oversight Committee of the Canadian Institute of Chartered Accountants, the United Way Campaign Cabinet, the Royal Ontario Museum and Hincks-Dellcrest Children’s Centre. She holds an Honours Business Administration degree.
Meeting attendance			Other public company directorships
Board	15 of 15	100%	George Weston Limited		2011 – present
Management Resources	8 of 8	100%	BlackBerry Limited		2007 – present
Risk Review	7 of 8	88%
Annual meeting	yes
2014 votes in favour: 99.5%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	5,000	13,383	18,383	$707,746	Meets
2014	5,000	9,108	14,108	$540,901
Change	0	4,275	4,275	$166,845

MANAGEMENT INFORMATION CIRCULAR 2015

James H. Sutcliffe, FIA

London, England

Director since

February 2009

Independent

Age: 58

Areas of expertise:

•  financial services

•  international business

•  actuarial

•  corporate governance

•  corporate development

Current committees:

•  Risk Review

Mr. Sutcliffe is the Chairman of the Boards of Sun Life Financial and Sun Life Assurance and the Strategy Director of Quindell plc, a business process and technology outsource provider. He was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a Fellow of the U.K. Institute and Faculty of Actuaries. Mr. Sutcliffe was formerly a director of the U.K. Financial Reporting Council, Chairman of its Codes and Standards Committee, and Chairman of its Board for Actuarial Standards. In addition to the public company boards listed here, he is the non-executive Chairman of BaxterBruce and Instratus and a director of STANLIB Limited and Gunn Agri Partners Pty Ltd. Mr. Sutcliffe is involved with CVC Capital Partners and Friends of Michael Sobell House in the United Kingdom, and Buffelshoek Trust in South Africa.
Meeting attendance			Other public company directorships
Board	15 of 15	100%	Liberty Holdings Limited		2009 – present
Risk Review	8 of 8	100%	Lonmin plc		2007 – present
Annual meeting	yes
2014 votes in favour: 99.4%
Sun Life Financial securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2015	8,000	62,846	70,846	$2,727,571	Meets
2014	8,000	50,792	58,792	$2,254,085
Change	0	12,054	12,054	$473,486

In the past 10 years, two of the director nominees have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:

•

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

•

Ms. Stymiest became a director of BlackBerry Limited (BlackBerry) in March 2007. At that time, directors, officers and other current and former employees of BlackBerry were subject to a management cease trade order issued by certain Canadian securities regulators on November 7, 2006 in response to BlackBerry’s failure to make certain securities filings. Ms. Stymiest became subject to the order when she became a director. The order was lifted on May 23, 2007 after the securities filings were made.

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Meeting attendance

The Governance, Nomination & Investment Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended from January 1, 2014 to the date of this circular.

Name	Board meetings attended		Committee meetings attended		Total meetings attended
William D. Anderson	15 of 15	100%	16 of 16	100%	31 of 31	100%
Richard H. Booth	15 of 15	100%	15 of 15	100%	30 of 30	100%
John H. Clappison	15 of 15	100%	16 of 16	100%	31 of 31	100%
Dean A. Connor	15 of 15	100%	n/a	n/a	15 of 15	100%
David A. Ganong	5 of 5	100%	4 of 4	100%	9 of 9	100%
Martin J. G. Glynn	14 of 15	93%	14 of 14	100%	28 of 29	97%
M. Marianne Harris	15 of 15	100%	15 of 15	100%	30 of 30	100%
Krystyna T. Hoeg	15 of 15	100%	16 of 16	100%	31 of 31	100%
Idalene F. Kesner	4 of 5	80%	5 of 5	100%	9 of 10	90%
Sara G. Lewis	3 of 3	100%	6 of 6	100%	9 of 9	100%
Réal Raymond	14 of 15	93%	16 of 17	94%	30 of 32	94%
Hugh D. Segal	15 of 15	100%	14 of 15	93%	29 of 30	97%
Barbara G. Stymiest	15 of 15	100%	15 of 16	94%	30 of 31	97%
James H. Sutcliffe	15 of 15	100%	8 of 8	100%	23 of 23	100%

The auditor

The board, on the recommendation of the Audit & Conduct Review Committee, proposed that Deloitte be nominated for appointment as auditor for 2015. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.

The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the appointment of Deloitte as auditor.

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

		($millions)
For the year ended December 31	2014	2013[1]
Audit services	15.5	15.2
Audit-related services	2.1	1.8
Tax services	1.0	0.4
Other services	2.9	0.9
Total	21.5	18.3

[1]	The 2013 amounts have been adjusted to include $0.2 million in fees related to fiscal 2013 audits. These fees could not be estimated at the time of reporting in 2013.

MANAGEMENT INFORMATION CIRCULAR 2015

Audit fees relate to professional services rendered by the auditor for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the company. These include internal control reviews, specified procedure audits, audits required for specific regulatory or compliance purposes, and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit & Conduct Review Committee to pre-approve any services that are to be provided by the external auditor.

Advisory vote on executive compensation

Beginning in 2010, the board decided to hold an annual advisory vote on executive compensation to respond to shareholders and other stakeholders who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 35 of this circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 16, 2015 delivered in advance of the annual meeting of common shareholders on May 6, 2015.”

MANAGEMENT INFORMATION CIRCULAR 2015

Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines for companies listed on that exchange.

Ethical behaviour

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and peer effectiveness surveys.

The board has established a Code of Business Conduct that applies to every director, officer and employee, with no exception. Each officer and employee is trained and tested annually on compliance with the code. The Governance, Nomination & Investment Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. Any breaches of the code are reported at the next committee meeting and the Chief Compliance Officer reviews our controls and compliance with the committee annually. The code is reviewed annually and was last updated in 2013. A copy of the code is available on our website (www.sunlife.com) and on SEDAR (www.sedar.com).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship responsibilities directly and through its four standing committees. The board and Governance, Nomination & Investment Committee review the board charter at least annually (see Schedule A).

The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. The Chairman works closely with the Chairman of the Governance, Nomination & Investment Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures.

The Chairman and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence. The Chairman is a regular attendee of board committee meetings.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Chairman of the Board, can hire independent advisors.

The President & Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). There is a written position description for the CEO which specifies his overall accountability for sustained value creation for stakeholders. This includes responsibility for managing company resources to ensure optimal performance, developing and maintaining continuity of leadership capabilities and providing

MANAGEMENT INFORMATION CIRCULAR 2015

leadership in risk management, corporate governance and regulatory compliance. The CEO is responsible for developing proposals for the company’s strategic direction and recommending them to the board, and communicating and executing the agreed strategy. The CEO reinforces an effective and robust risk management and control framework and promotes a risk culture consistent with our risk philosophy and appetite.

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership guidelines (see page 32).

We have eight key attributes we expect of our directors when they carry out their duties:

• integrity • accountability • independent and informed judgment • commitment to operational excellence	• knowledge of business issues and financial matters • collaboration • initiative • responsiveness

The board charter included as Schedule A contains the full position descriptions of our directors, our Chairman of the Board and our committee chairs.

Board size

According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be between 11 and 14 directors in order to fulfill its responsibilities.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The Governance, Nomination & Investment Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 11 are independent, and that all of the current members of the Audit & Conduct Review Committee and Management Resources Committee meet the additional independence requirements set out in that policy for membership on those committees. Dean A. Connor is not independent because he is our CEO.

The roles of the Chairman and the CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. James H. Sutcliffe is Chairman of the Board and an independent director. Having an independent Chairman promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

Meeting in-camera

The independent directors meet without management present at the end of each board and committee meeting. The Chairman of the Board encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

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Skills and experience

The Governance, Nomination & Investment Committee ensures at all times that the board includes members with a broad range of business and strategic experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the Governance, Nomination & Investment Committee and the board determine the primary areas of experience and expertise that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These areas are listed in the table below and described in the text that follows. The table below shows, for each director nominee other than Dean A. Connor, our CEO, the five principal areas of experience and expertise that the nominees have indicated they bring to our board. The Governance, Nomination & Investment Committee reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess these skills.

Experience and expertise	William D. Anderson	John H. Clappison	Martin J. G. Glynn	M. Marianne Harris	Krystyna T. Hoeg	Sara G. Lewis	Réal Raymond	Hugh D. Segal	Barbara G. Stymiest	James H. Sutcliffe
Financial Services		✓	✓	✓		✓	✓		✓	✓
Government Relations/Policy								✓
International Business	✓		✓							✓
Risk Management		✓	✓	✓			✓	✓	✓
Actuarial										✓
Human Resources	✓	✓			✓	✓	✓	✓
Accounting	✓	✓		✓	✓	✓	✓		✓
Customer needs, behaviour and brands			✓		✓			✓	✓
Sales and Distribution					✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓		✓
Corporate Development	✓			✓		✓			✓	✓

•	Financial Services – operational experience in the financial services sector with particular knowledge of insurance, asset management or mutual fund operations
•	Government Relations/Policy – experience in government relations or public policy
•	International Business – experience in a senior level role in an organization with Asian or other multinational operations and working with different cultures
•	Risk Management – knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting
•	Actuarial – knowledge of and experience with the components of profitability in an insurance business
•

Human Resources – knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning, organizational design, and human resource principles and practices generally

•

Accounting – knowledge of and experience with financial accounting and International Financial Reporting Standards, corporate finance and capital, and familiarity with internal financial and accounting controls

•	Customer needs, behaviour and brands – experience in creating financial products for retail distribution, customer research or brand development and positioning

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•	Sales and Distribution – experience in overseeing proprietary sales forces and direct and third-party distribution channels
•	Corporate Governance – experience in corporate governance principles and practices and at a major organization
•	Corporate Development – experience in identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures.

The Governance, Nomination & Investment Committee also reviews the membership of each committee annually to ensure each committee consists of members with the experience and expertise required to fulfil the committee’s mandate.

Tenure and board renewal

Every year the Governance, Nomination & Investment Committee recommends a list of people for nomination to the board.

The board charter includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors.

In 2014, the independent directors granted a waiver to Krystyna T. Hoeg to allow her to continue to serve until the 2016 annual meeting. Richard H. Booth decided not to stand for re-election at the 2015 annual meeting. Mr. Booth has served on the board since 2011.

The table below shows the directors who are currently expected to retire during the next three years and the areas of experience and expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Experience and Expertise
Richard H. Booth	2015	Audit & Conduct Review Governance, Nomination & Investment (Chair)	• financial services • international business • accounting • corporate governance • corporate development
Krystyna T. Hoeg	2016	Management Resources (Chair) Risk Review	• human resources • accounting • sales and distribution • customer needs, behaviour and brands • corporate governance
John H. Clappison	2017	Audit & Conduct Review Risk Review (Chair)	• financial services • risk management • human resources • accounting • corporate governance

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if:

•	he or she has not attended at least 75% of board and committee meetings for two consecutive years
•	his or her principal employment or other business or professional circumstances have changed materially
•	he or she receives more withheld votes than for votes from shareholders in an uncontested election.

Since the 2014 annual meeting, Réal Raymond and James H. Sutcliffe had a change in their business and professional circumstances. Mr. Raymond became the Chairman of the Board of Metro Inc. and Héroux-Devtek Inc. Mr. Sutcliffe became the Strategy Director of Quindell plc on a part-time, short term basis. The Governance, Nomination & Investment Committee considered these changes in circumstances, including the time commitments required in connection with their other public company boards, and concluded that they should continue to serve on our board.

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Recruiting new directors

The Governance, Nomination & Investment Committee has primary responsibility for identifying potential new directors. The skills matrix (see page 18) and a schedule of expected directors’ retirement dates are the two primary considerations for the committee when determining a need to recruit a new director and identifying the experience and expertise that prospective directors should possess. Candidates are identified through the use of executive search firms and referrals. Executive search firms are used to conduct reference and background checks on referred candidates. Suitable candidates are interviewed by the Chairman of the Board, the committee Chairs and the CEO. The committee receives input from all of these sources before recommending to the board the appointment or nomination of a new director.

In 2014, Sara G. Lewis was identified through this process and was appointed to the board effective December 1, 2014. She is standing for election by the shareholders for the first time at the meeting.

Diversity

Women on the board

The board believes that a group of highly qualified and experienced directors that reflects the demographic characteristics of the company’s key stakeholders produces better corporate governance and decision-making. The board is committed to diversity of all kinds and has adopted a diversity policy that includes provisions relating to the identification and nomination of female directors. The objective of the board’s diversity policy is to ensure that the board as a whole possesses diverse characteristics, including a diversity of skills and experience relevant to the company’s business, in order to appropriately fulfill its mandate.

The board has set a target of having at least 30% female directors. As of the date of this circular, four out of 12 (33%) of the directors are women.

Effective implementation of the board’s diversity policy is the responsibility of the Governance, Nomination & Investment Committee. When recruiting candidates for appointment or election to the Board, the Governance, Nomination & Investment Committee will:

•	develop a preferred candidate profile based on the skills, experience and expertise determined to be best suited to complement the existing directors or fill a need on the board
•	consider the level of diversity on the board based on gender and other criteria such as age, ethnicity and geography, and
•	require a director search firm to identify diverse candidates within the scope of the preferred candidate profile.

The Governance, Nomination & Investment Committee will assess the effectiveness of the board’s diversity policy by considering the level of diversity on the board based on the factors identified above and whether the target percentage of female directors has been achieved.

Women in executive officer positions

Our human resources practices, including those related to diversity and inclusion, are critical to our business success and help us attract and retain employees whose values align with our high performance culture. Our commitment to diversity of all kinds (gender, race, religion, age, country of origin, sexual orientation, etc.) is reflected throughout the enterprise, including our senior leadership. The consideration of the representation of women in executive officer positions is governed under these practices.

Recruiting practices

When we recruit for executive officer positions we require a diverse slate of candidates, including women, and we identify talent pools where we are likely to find broad sets of candidates for the roles. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the presentation of diverse candidates.

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Talent management practices

We regularly monitor the number of women in executive positions, including through our Talent Review and Succession Management process. This is an annual process where we accomplish the following:

•	succession planning for positions on our Executive Team and the management teams of each business group and function
•

reviewing the potential of all leaders at the middle management level and above, including the required activities to support their on-going development and career growth. One of the key metrics we monitor is the number of women in executive roles and in our senior management pipeline.

Our Executive Team and the Management Resources Committee of the board review the results of this process twice a year, at which time the members discuss the number of women currently holding executive officer positions and in our pipeline. Our succession plans are also reviewed by the board.

Reward practices

At the conclusion of our annual performance management and compensation cycle, we analyze the compensation levels across the organization, including the compensation of women holding executive officer positions, to ensure fair and equitable treatment, free from systemic bias.

Number of women

The following chart shows the number and percentage of men and women who are executive officers of the company. The same individuals are the executive officers of Sun Life Assurance, the company’s sole major subsidiary (as defined in applicable securities laws).

Gender	Number of Executive Officers	Percentage of Executive Team Members
Men	8	73%
Women	3	27%
Total	11	100%

At this time, we have chosen not to set targets for the representation of women at the executive level given our commitment to ensuring a strong selection process that identifies the right balance of skills, competence, experience and diversity needed to build and optimize shareholder value and corporate responsibility over the long term.

Orientation and continuing education

Our orientation program for new directors includes formal information sessions and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. Information sessions cover the company’s four business groups and each corporate function. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees in detail. New directors also attend sessions on our corporate strategy and financial objectives and visit our sites to meet with corporate and operational management. All directors invited to attend orientation sessions that are scheduled for new directors.

Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Directors attended sessions in 2014 that were organized by the Institute of Corporate Directors, PricewaterhouseCoopers LLP, KPMG LLP, Equilar, Meridian Compensation Partners, LLC, and the National Association of Corporate Directors.

The board has implemented a formal process by which directors will visit each of the company’s principal operating subsidiaries on a regular basis. The board believes that these site visits will enhance ongoing director education.

The company has obtained memberships for all of the directors in the Institute of Corporate Directors which provides continuing education for directors through publications, seminars and conferences.

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We also hold regular education seminars in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, and to encourage more in-depth discussion in specific areas. The table below lists the education seminars we organized for our directors in 2014.

Date	Topic	Audience
Feb 11	Talent Management	Board
May 6	Defined Benefit Solutions	Board
June 18	Own Risk and Solvency Assessment	Board
Aug 5	Anti-money Laundering and Anti-terrorist Financing	Board
Nov 4	Longevity Risk	Risk Review Committee

Serving on other public company boards and audit committees

The board has adopted a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, an interlock). The current interlocks are shown in the table below.

Company	Director	Committee Membership
Adamas Pharmaceuticals, Inc.	Richard H. Booth	Compensation
	Sara G. Lewis	Audit and Nominating & Governance

The Governance, Nomination & Investment Committee has considered this interlock and determined that it does not impact the ability of Mr. Booth or Ms. Lewis to exercise independent judgment in the best interests of the company. Mr. Booth is retiring from the board at the conclusion of the meeting, at which time no board interlocks are expected to exist.

The New York Stock Exchange corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the Audit & Conduct Review Committee comply with this standard.

Strategic planning process

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We hold an in-depth strategy session with the board every year in June. In June 2014, in addition to considering strategic plans and issues for each of the four business groups, the board focused on the impact of digital technology on the insurance industry and potential uses of excess capital. The Executive Team then reviewed and discussed the feedback and perspectives provided by the board at an Executive Team meeting in July. The board then approved the updated strategic plan at its meeting in August.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Identifying the principal risks

The company’s Risk Management Framework is reviewed and approved by the board. It seeks to optimize the balance between risk and return and to enhance the creation of stakeholder value. The Risk Management Framework outlines six major categories of risk – credit, market, insurance, operational, liquidity and business risks – and sets out the key risk management processes in the areas of risk appetite, risk identification, risk measurement, risk management, risk monitoring and risk reporting.

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The company’s Risk Appetite Framework defines the amount and types of risk we are willing to accept in pursuit of our business objectives and is reviewed and approved by the board. The Risk Appetite Framework sets out the company’s risk preferences, statements of risk capacity, risk appetite and risk limits, and the rationale for the risk limits that have been set.

The Risk Review Committee assists the board with the identification of all major areas of risk facing the company. We identify the key risks facing our business through our key risk process, where all business segments employ a common approach to identify and measure risk. The committee reviews regular risk management reports to ensure understanding of our exposure to identified key risks, sets parameters for our overall risk appetite and approves risk management policies, reviews management actions to mitigate investment and product risk, and reviews compliance with risk management policies.

You can find more information about our risk management practices in our annual information form and MD&A for the year ended December 31, 2014 which are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

Succession planning

The Management Resources Committee has primary oversight of talent development and succession planning for senior management, the performance assessment of the CEO, and the CEO’s assessments of the other senior officers. The committee conducts in-depth reviews of succession options relating to senior management positions and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

In 2014, the committee conducted an assessment of talent across the company and reviewed reports on planned actions to enhance talent development and increase bench strength for key roles. The committee also reviewed in detail succession plans for Executive Team roles and heads of key control functions. The results of these reviews were discussed with the board.

At least once each year, the board hosts a social event that includes members of management below the Executive Team. These events allow the board to interact and build relationships with high performance and high potential employees who are our future leaders.

Assessing the board

The board, board committees and individual directors participate in an assessment process every year. In 2014, the board retained Patrick O’Callaghan and Associates to facilitate its assessment process. Information was gathered via interviews of each director and several senior executives conducted by Mr. O’Callaghan. Results of the assessment were reviewed at the board’s meeting in November 2014. Enhancements being implemented in 2015 as a result of the assessment include the development of new business metrics reporting, formalized succession planning for the Chairman of the Board, changes to meeting materials and agendas, increased focus on the role of technology, and refining the strategic planning process.

Written questionnaires were also used to supplement the assessments of the committees’ effectiveness.

In 2014, the directors’ peer evaluation process consisted of one-on-one interviews with the Chairman of the Board and feedback from senior executives collected by the Corporate Secretary. The Chairman of the Governance, Nomination & Investment Committee provided feedback to the Chairman of the Board based on comments provided by other directors and management.

Internal control and management information systems

The board has approved comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit & Conduct Review Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

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Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, management’s discussion and analysis (MD&A), earnings news releases, the annual information form and this circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance, Nomination & Investment Committee reviews our policy on public disclosure at least annually and approves changes when appropriate.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle
Board of Directors charter (includes position descriptions for directors, including the Chairman of the Board and the committee chairs)	Annually
Board committee charters	Annually
Director Independence Policy	Annually
Code of Business Conduct	Annually, in-depth review at least every three years

Contacting the board

Shareholders and other interested parties can contact the directors directly to give feedback. Email boarddirectors@sunlife.com or write to:

Board of Directors

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario, Canada M5H 1J9

Shareholder proposals

We did not receive any shareholder proposals for consideration at the meeting.

Shareholder proposals for our 2016 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 16, 2015 to consider including them in our management information circular for the 2016 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail:	150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

MANAGEMENT INFORMATION CIRCULAR 2015

Board committees

The board’s four standing committees are:

•	Audit & Conduct Review Committee
•	Governance, Nomination & Investment Committee
•	Management Resources Committee
•	Risk Review Committee.

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated at least annually. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

Audit & Conduct Review Committee

The primary role of the Audit & Conduct Review Committee is to oversee:

•	the integrity of our financial statements and related information
•	compliance with financial regulatory requirements
•	the adequacy and effectiveness of our internal controls
•	compliance with legal and regulatory requirements and the identification and management of compliance risk
•	the qualifications, independence and performance of our external auditor.

Independence and financial literacy

Every member of the committee meets the additional independence standards for Audit & Conduct Review Committee members in our Director Independence Policy.

In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.

Mr. Anderson, Chair of the committee, is an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.

The committee met six times in 2014. It reviewed reports from management and Deloitte and also held private meetings with Deloitte, the Chief Financial Officer (CFO), the Chief Auditor, the Chief Actuary, and the Chief Compliance Officer at each meeting before meeting in-camera.

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Financial reporting

Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.

2014 activities

•	reviewed reports on actuarial assumptions and calculations
•	received information on Canadian fraud detection and prevention measures
•	commissioned an independent review of the Actuarial function
•	reviewed succession plans and talent development in the Finance, Internal Audit, Actuarial and Compliance functions
•	reviewed our principal accounting practices and policies and management’s accounting estimates and judgments with management and Deloitte
•	reviewed regular reports from management on International Financial Reporting Standards developments
•	received reports on compliance resources in our business units and anti-money laundering and anti-terrorist financing programs
•	received briefings on anti-bribery and corruption requirements and our whistleblower policies and procedures
•

reviewed the following documents with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results

•	discussed with management enhancements to our financial disclosure
•	reviewed policies and programs to monitor compliance with legal and regulatory requirements
•	received reports on the company’s processes to ensure compliance with regulations relating to related party transactions.

External auditor

•	reviewed and accepted the independence of the external auditor
•	reviewed and approved the overall scope of the annual audit plan and necessary resources
•	reviewed and approved all services and fees relating to the external auditor
•	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

Internal control

•	reviewed and was satisfied with the independence of the Internal Audit function
•

reviewed Statements of Mandate, Responsibility and Authority, including independence and resources, of the CFO, the Chief Auditor, the Chief Actuary and the Chief Compliance Officer and assessed the effectiveness of their functions

•	reviewed the organizational structures and effectiveness of the Finance, Internal Audit, Actuarial and Compliance functions
•	reviewed the scope of the annual internal audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan
•	reviewed quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment
•

reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls

•	reviewed reports on the control environment in SLF US, MFS and the Finance, Actuarial and Enterprise Services functions.

Office of the Superintendent of Financial Institutions (OSFI)

•	met with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

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You can find more information about the Audit & Conduct Review Committee in our 2014 annual information form which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).

The members of the Audit & Conduct Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2014.

Governance, Nomination & Investment Committee

The Governance, Nomination & Investment Committee assists the board by:

•	developing effective corporate governance guidelines and processes
•	developing processes to assess the effectiveness of the board and board committees and the contributions of individual directors, including the Chairman of the Board and the chairs of committees
•

identifying individuals with the competencies, skills and qualities determined by the board to be the best suited to complement the current board composition, considering the level of diversity on the board, and recommending the director nominees for election

•	overseeing policies and processes to maintain ethical behaviour
•	overseeing investment practices, procedures and controls relating to the management of the general fund portfolio
•	reviewing and monitoring the annual investment plan.

The committee met five times in 2014. It reviewed reports from management and held private meetings with the Chief Investment Officer at each meeting before meeting in-camera.

2014 activities

•	reviewed corporate governance developments and assessed current corporate governance practices
•	reviewed and made recommendations to the board relating to compliance with new gender diversity disclosure requirements
•	reviewed subsidiary board governance activities and processes
•	reviewed the materials for the annual meeting and the annual information form
•	reviewed a report on our sustainability strategy and practices.

Board governance, renewal and assessment

•	reviewed the board and committee charters and recommended updates to the board
•	facilitated the annual assessment of the board, board committees, individual directors, the Chairman of the Board and committee chairs
•	reviewed and made recommendations to the board relating to board and committee composition
•	reviewed director compensation and share ownership guidelines and made recommendations to the board
•	identified director candidates who complement the current composition of the board and recommended the nomination and appointment of a new director.

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Investments

•	reviewed investment performance for the general account and the company’s asset management businesses
•	reviewed reports on significant investment transactions
•	reviewed succession plans and talent development in the Investments function
•	received reports on market conditions and the future outlook
•	discussed investment strategy and performance metrics for the Investments function
•	received briefings on the credit cycle and actions to reduce excess liquidity
•	reviewed and recommended to the board approval of the annual investment plan
•	reviewed the Statement of Mandate, Responsibility and Authority of the Chief Investment Officer, including the adequacy of his resources, and assessed the effectiveness of the Investments function
•	reviewed the organizational structure and effectiveness of the Investments function.

The members of the Governance, Nomination & Investment Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2014.

Management Resources Committee

The Management Resources Committee is responsible for assisting the board by:

•	providing input on succession plans for the position of CEO, reviewing succession plans for other senior management roles and reviewing the appointment and development of candidates for such roles
•	establishing and overseeing processes for evaluating the performance of the CEO and reviewing the CEO’s assessment of performance of other members of senior management
•	making executive compensation recommendations to the board, including with respect to compensation policies and practices and incentive plan design
•	monitoring talent development, employee engagement and the company’s culture
•	overseeing governance of employee pension plans.

The committee met six times in 2014. It met in-camera at the beginning of each meeting and again after it reviewed reports from its independent advisors and management. The committee also held private sessions with the Executive Vice-President, Human Resources at each meeting.

2014 activities

•	reviewed the results of the company’s annual Leadership Talent Review to monitor progress in developing the leadership pipeline
•

established performance objectives for the CEO, carried out a performance assessment against those objectives, and recommended his compensation to the board based on our corporate performance and his leadership in 2014

•	conducted an in-depth review of succession options for the CEO and other senior management positions, including at MFS, and reviewed development plans for succession candidates
•	considered the implications of key risks across the enterprise on compensation programs
•	monitored the human resources risk dashboard
•	reviewed employee engagement results and action plans to improve overall engagement levels
•	discussed actions to promote diversity among senior management and all levels of staff
•	reviewed the audit of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices
•	reviewed the organizational structure and effectiveness of the Human Resources function

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•

reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements, and determined appropriate performance measures and targets for incentive compensation plans

•

reviewed the performance assessments and compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents and control function leaders and made recommendations to the board

•	reviewed and approved executive compensation disclosure
•	reviewed the governance of employee pension plans
•	reviewed the Statement of Mandate, Responsibility and Authority of the Executive Vice-President, Human Resources, including the adequacy of her resources.

The members of the Management Resources Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2014.

Risk Review Committee

The Risk Review Committee assists the board with its oversight of the risk management framework in order to promote a balanced business and product model that achieves desired risk-adjusted returns and allocates capital accordingly. In performing this role, the committee oversees the company’s risk profile to ensure it is within the risk appetite. The committee oversees the identification of major areas of risk, the development of strategies to manage those risks, reviews and approves risk management policies, and reviews compliance with those policies. The committee oversees policies, practices, procedures and controls related to our capital structure, compliance with regulatory capital requirements and reviews and monitors the annual capital plan.

The committee met seven times in 2014. It reviewed reports from management and also held private meetings with the Chief Risk Officer before meeting in-camera at the conclusion of each meeting. The committee also met in camera with the Chief Credit Risk Officer periodically.

2014 activities

•	discussed with management optimizing the amount of risk taken within approved risk limits
•	monitored the implementation of enhancements to the operational risk framework and the development of new asset-liability management reports
•	received briefings on information security and information technology risk, longevity risk, the potential impact of regulatory changes, and private fixed income investments
•	reviewed in-depth reports on key risks in our US and Asian businesses and at MFS
•	reviewed succession plans and talent development in the Risk Management function, including Credit Risk Management
•

reviewed the Statements of Mandate, Responsibility and Authority, including independence and resources, of the Chief Risk Officer and Chief Credit Risk Officer and assessed the effectiveness of their functions

•	reviewed the organizational structure and effectiveness of the Risk Management function.

Risk understanding

•	reviewed the key risks facing our business activities and the controls being applied to mitigate risks
•	monitored the integrated risk dashboard
•	reviewed in-depth reports on identified key risks and discussed mitigation strategies with management
•	reviewed the results of Dynamic Capital Adequacy testing and other scenario analyses and provided input on the scenarios tested

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•	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends
•	reviewed with management the development of the company’s Own Risk and Solvency Assessment.

Risk policies

•	reviewed and approved policies for the management and control of risk and received reports on compliance with risk management policies.

Management actions for improving risk-adjusted returns

•	reviewed key risk-related issues incorporated into the annual business plan
•	monitored product performance and received reports on product development.

Risk monitoring and compliance

•

reviewed risk monitoring programs and reports on risk monitoring activities, including those related to risk tolerance limits, segregated fund hedging, liquidity stress testing and investment risk monitoring

•	reviewed reports on compliance with risk policy limits and monitored related management actions
•	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties
•	met with OSFI to review its annual examination report and the status of items to review with management on a regular basis.

Capital

•	reviewed and recommended to the board internal capital targets in accordance with OSFI guidelines
•	reviewed our capital position and financial strength with management and made recommendations to the board about allocation of capital, dividends, share repurchases and re-financings.

The members of the Risk Review Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2014.

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

•	to align directors’ interests with the interests of our shareholders
•	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Chairman of the Board and the CEO) against the total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. We determine the median pay for the “average director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that an average director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of 100 large Canadian public companies. We use these comparisons to assess the competitiveness of our directors’ compensation program on an annual basis.

We benchmark pay for the Chairman of the Board against the compensation paid to the chairs of companies in our peer group. The average amount of total compensation is used as a baseline to assess the competitiveness of the Chairman’s compensation. The Governance, Nomination & Investment Committee also considers other qualitative factors when making recommendations to the board on the Chairman’s compensation.

Our peer group is made up of five major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

• BMO Financial Group • CIBC • Great West Life • Manulife Financial	• RBC • Scotiabank • TD Bank Financial Group

The Governance, Nomination & Investment Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers, meeting fees and travel fees for serving on the boards of Sun Life Financial and Sun Life Assurance. The cost is shared equally between the two companies. They are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive meeting fees of $1,750 for each board and committee meeting attended and for attending meetings with management of the company’s principal operating subsidiaries and joint ventures. We pay travel fees of $750 when a director travels within the province or from a neighbouring province for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

Directors receive 50% of their annual board retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.

MANAGEMENT INFORMATION CIRCULAR 2015

The Chairman of the Board receives a separate annual retainer that includes a portion in DSUs equal to the value of DSUs received by the other directors. He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive meeting fees or travel fees.

Mr. Connor does not receive any director compensation because he is our CEO. Details regarding Mr. Connor’s compensation can be found in the Executive Compensation section of this circular beginning on page 35.

The table below summarizes the directors’ and the Chairman’s compensation as approved by the board.

Chairman of the Board’s retainer	$ 405,000
Directors’ retainers	$ 120,000
Committee Chairs’ retainers	$ 30,000
Committee members’ retainers	$ 10,000
Meeting fees	$ 1,750
Travel fees	$750/$1,500

Share compensation plan

The board adopted a directors’ share compensation plan on December 6, 2000. Under the plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer, which is $15,000, on the last business day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.

Independent directors do not participate in the company’s stock option plan.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

The directors’ share ownership guideline was increased from $550,000 to $600,000 effective January 1, 2013 to maintain the guideline amount at five times the directors’ annual retainer. Directors (other than Mr. Connor) must own at least $600,000 in common shares and/or DSUs within five years of being elected to the board, or by June 30, 2015, whichever is later. Directors may not engage in equity monetization transactions or hedges involving securities of Sun Life Financial (see page 45).

As CEO, Mr. Connor has separate share ownership requirements which are described on page 45.

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Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Connor) held as of February 27, 2015 and February 28, 2014, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs).

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met ( ✓) or value ($) required to meet guideline	Portion chosen as share compensation (%)
William D. Anderson	2015	13,280	10,202	23,482	904,057	✓	–

	2014	13,280	8,385	21,665	830,636	✓	–

	Change	0	1,817	1,817	73,421
Richard H. Booth	2015	3,500	14,211	17,711	681,874	✓	50

	2014	3,500	10,308	13,808	529,399	70,601	50

	Change	0	3,903	3,903	152,475
John H. Clappison	2015	2,000	39,296	41,296	1,589,896	✓	50

	2014	2,000	34,571	36,571	1,402,132	✓	50

	Change	0	4,725	4,725	187,764
Martin J. G. Glynn	2015	9,319	8,882	18,201	700,739	✓	50

	2014	8,346	7,112	15,458	592,660	7,340	50

	Change	973	1,770	2,743	108,079
M. Marianne Harris	2015	4,972	5,378	10,350	398,475	201,525	100

	2014	4,800	453	5,253	201,400	398,600	100

	Change	172	4,925	5,097	197,075
Krystyna T. Hoeg	2015	3,405	39,306	42,711	1,644,374	✓	–

	2014	3,405	36,470	39,875	1,528,808	✓	–

	Change	0	2,836	2,836	115,566
Sara G. Lewis[1]	2015	5,500	443	5,943	228,806	371,194	50

	2014	0	0	0	0	–	–

	Change	5,500	443	5,943	228,806
Réal Raymond	2015	8,000	5,672	13,672	526,372	73,628	50

	2014	8,000	2,308	10,308	395,209	204,791	50

	Change	0	3,364	3,364	131,163
Hugh D. Segal	2015	8,657	13,273	21,930	844,305	✓	–

	2014	8,657	11,348	20,005	766,992	✓	–

	Change	0	1,925	1,925	77,313
Barbara G. Stymiest	2015	5,000	13,383	18,383	707,746	✓	75

	2014	5,000	9,108	14,108	540,901	59,099	75

	Change	0	4,275	4,275	166,845
James H. Sutcliffe	2015	8,000	62,846	70,846	2,727,571	✓	100

	2014	8,000	50,792	58,792	2,254,085	✓	100

	Change	0	12,054	12,054	473,486
[1]	Ms. Lewis joined the board on December 1, 2014.

The closing value of our common shares on the TSX was $38.50 on February 27, 2015 and $38.34 on February 28, 2014.

MANAGEMENT INFORMATION CIRCULAR 2015

Compensation details

Director compensation table

We paid a total of $2,452,322 to the directors of Sun Life Financial and Sun Life Assurance in 2014, compared to $2,439,110 in 2013.

Name	Fees earned ($)	Share- based Awards ($)	Option- based awards ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
William D. Anderson	152,000	60,000	–	–	–	–	212,000
Richard H. Booth	80,000	140,000	–	–	–	–	220,000
John H. Clappison	77,625	137,625	–	–	–	–	215,250
David A. Ganong	56,882	21,099	–	–	–	5,000	82,981
Martin J. G. Glynn	68,500	128,500	–	–	–	–	197,000
M. Marianne Harris	–	195,250	–	–	–	–	195,250
Krystyna T. Hoeg	152,000	60,000	–	–	–	–	212,000
Idalene F. Kesner	48,382	21,099	–	–	–	5,333	74,814
Sara G. Lewis	–	18,640	–	–	–	–	18,640
Réal Raymond	70,375	130,375	–	–	–	–	200,750
Hugh D. Segal	133,000	60,000	–	–	–	–	193,000
Barbara G. Stymiest	32,188	156,562	–	–	–	–	188,750
James H. Sutcliffe	–	405,000	–	–	–	36,887	441,887
TOTAL							2,452,322

The amounts in the All other compensation column for Mr. Ganong and Ms. Kesner represent charitable donations that were made by the company when they retired from the board. The amount shown for Mr. Sutcliffe represents the cost to the company of spousal travel and Toronto accommodations in excess of what is provided to other non-resident directors. In light of Mr. Sutcliffe’s overseas residence and the frequency with which he must travel to Toronto to perform his duties as Chairman, the board determined that it was appropriate for the company to pay these expenses.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our named executive officers in 2014 and why we made the decisions we did. Management prepared the compensation discussion and analysis and compensation details provided below on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board. All figures are in Canadian dollars unless stated otherwise.

MANAGEMENT INFORMATION CIRCULAR 2015

Letter to shareholders

In 2014, we had a successful year of growth as we continued to execute against our strategic plan by concentrating on our four pillar strategy:

•	Leader in financial protection and wealth solutions in our Canadian home market
•	Premier global asset manager, anchored by MFS
•	Leader in U.S. group benefits and international high net worth solutions
•	Growing Asia through distribution excellence in higher growth markets.

Our current executive compensation programs are structured to support the achievement of these strategic objectives. The performance targets used in our annual incentive plan (AIP) reflect financial and non-financial objectives that are aligned to the annual business plan approved by the board. Our long-term success on these strategic pillars will be reflected in both our absolute and relative share price performance, which are the key measures used in our long-term incentives and represent a significant portion of pay for our most senior leaders. In addition to incentives, providing competitive salaries and other pension and benefit programs ensures we attract and retain the talent needed to execute on our strategy.

This letter provides an overview of corporate performance in 2014, governance activities over the past year, and compensation highlights. We provide details of key executive pay decisions for 2014 and changes to our executive compensation programs in 2015 in the section after this letter.

Our performance in 2014

As we continued to advance our four pillar strategy, we delivered strong financial and shareholder results in 2014, including:

•	Operating return on equity (ROE) of 12.2% and operating net income from continuing operations of $1,920 million (versus $1,943 in 2013)
•	Underlying net income from continuing operations of $1,816 million (a 15% increase versus 2013)
•	Assets under management (AUM) of $734 billion (a 15% increase versus 2013, due to currency, market movements and continued business growth)
•	A strong annual dividend of $1.44 per share
•	A 12% increase in our share price (from $37.52 to $41.92) and total shareholder return of 16% (including dividends).

The following summarizes progress on our four pillar strategy in 2014. For more details, see our Fourth Quarter and Full Year 2014 results news release.

Leader in financial protection and wealth solutions in our Canadian home market

•	For the sixth year in a row, Canadians voted Sun Life Financial the “Most Trusted Life Insurance Company” as part of the Reader’s Digest 2015 Trusted BrandTM awards program
•	Individual Insurance & Wealth maintained its first place in fixed annuity wealth markets and second place in individual life markets, as measured by LIMRA (as at September 30, 2014)
•	Sun Life Global Investments completed its fourth full year of operations with strong sales growth of 51% to $2.6 billion and client-managed AUM of over $9.5 billion
•

Group Benefits sales were up 37% year-over-year, and they remained the top group life and health benefits provider in Canada for the fifth consecutive year (based on overall revenue – Fraser Group, 2014 Group Universe Report)

•	Group Retirement Services continues to be ranked number one by Benefits Canada in total assets across all pension products with year-over-year sales growth of 85%, reaching almost $9 billion.

Premier global asset manager, anchored by MFS

•

MFS reached AUM of US$431 billion at the end of 2014. Long-term retail fund performance remains strong with 92% and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance

•

Sun Life Investment Management Inc. began operations in the first quarter of 2014, launching three pooled funds focused on private fixed income, commercial mortgages and real estate assets, that are available to Canadian institutional investors.

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Leader in U.S. group benefits and International high net worth solutions

•	Medical stop-loss business in-force increased 13% in the year, solidifying our position as a leading stop-loss writer in the U.S.
•

In our Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations, took expense actions to address profitability challenges and enhanced the customer experience

•	In response to the Affordable Care Act, we developed distribution networks with our partners to assist companies and their employees who are looking to private exchanges to meet their needs
•

The International business continued to expand its distribution capabilities in 2014 while also optimizing its operations in existing geographies to focus on the most productive and profitable distribution relationships.

Growing Asia through distribution excellence in higher growth markets

•	The Philippines achieved strong sales through our agency channel in 2014, with growth of 16% from 2013 (local currency)
•

Hong Kong grew agency and total individual sales by 25% and 12% in 2014. Our MPF funds won four Lipper Fund Awards for fund performance and the Best Hong Kong Equity Fund at the Top Fund Awards 2014 conducted by Bloomberg Businessweek

•	Indonesia grew individual insurance sales by 17% in 2014 (local currency)
•	Birla Sun Life Asset Management Company, our insurance joint venture in India, ended the year with AUM of C$21.5 billion, of which C$10.5 billion is reported in our AUM
•	Our Malaysia insurance joint venture completed its second year of operation in 2014 with individual insurance sales representing 7% of total SLF Asia sales, compared to 4% in 2013.

In addition to our financial results, we made excellent progress on our enterprise change priorities (including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture) through various actions and initiatives. We were also recognized for the following achievements:

•

We were named one of the 2014 Global 100 Most Sustainable Corporations in the World, as selected by Corporate Knights. We were one of only 13 Canadian companies across all industry sectors to make the Global 100, and this is the eighth year that the company has appeared on the list

•

We recorded another excellent result in The Globe and Mail’s Board Games, an annual corporate governance rating compiled by the Report on Business. We finished second in the rankings with a score of 97 out of a possible 100 points. This is the third year in a row that we have finished first or second in the rankings

•	Corporate Knights recognized the company as one of the Best 50 Corporate Citizens in Canada – the only publicly traded life and health insurance company to make the list.

Compensation continues to be closely aligned with our business performance and value creation for shareholders. In 2014 we met our goals on the path to our 2015 objectives resulting in near-target AIP results. We also achieved excellent absolute and relative total shareholder returns over the last three years (2012 – 2014) resulting in Sun Share payouts to executives (payable in early 2015) well above the initial grant value.

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Governance

Governance and risk management activities are conducted throughout the year as part of the oversight duties of the board and its committees and the day-to-day responsibilities of management. We integrate risk management principles into our decision-making processes across the organization, and we regularly review our executive compensation program to ensure the various components are aligned with governance, risk management and regulatory principles.

In addition, we ensure the various components of our executive compensation program are aligned with governance, risk management and regulatory principles through a robust and on-going internal audit process that confirms alignment with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices. We also ensure our compensation programs align with the Canadian Coalition for Good Governance’s (CCGG) executive compensation principles.

We meet with governance and shareholder groups to exchange dialogue on our approach to compensation and continue to receive positive feedback on our disclosure practices from shareholders through our advisory vote on executive compensation (“say on pay”). This engagement helps ensure that our decisions and actions continue to align with shareholder expectations.

Compensation highlights

After assessing our 2014 performance and considering the recommendations of the committee, the board approved the following compensation decisions:

•	Selective salary increases for the executive population
•

Total company performance factor of 97% of target for the AIP reflecting above target performance on net income, below target performance on the value of new business (VNB), and above target performance on Key Business Performance Indicators (KBPIs)

•

Payouts under the Executive Sun Share Unit Plan (Sun Shares) made in March 2015 which reflect the change in share price, accrued dividends over the performance period from 2012 to 2014 and a performance factor of 126% of target

•	2015 pay and performance targets based on competitive practice and the 2015 business plan
•	2015 mid and long-term incentive awards that primarily reflect competitive practice, the ultimate value of which will reflect our performance over the next three to 10 years.

Conclusion

2014 was another strong year for our company. As we continue to execute on our four pillar strategy, the board and committee believe the decisions made and actions taken will continue to demonstrate a strong link between pay and long-term shareholder value.

We strive to provide clear information that helps you understand our approach to compensation and how we align pay to performance. We continue to seek feedback from shareholders on all aspects of our executive compensation programs as we strive to understand the executive compensation issues that you believe are important. We firmly believe that an open and ongoing dialogue is key to this process and we invite you to contact us at boarddirectors@sunlife.com on matters relating to executive compensation and encourage you to take advantage of your ‘say on pay’ again in 2015.

Sincerely,

Krystyna T. Hoeg, CA	James H. Sutcliffe, FIA
Chair, Management Resources Committee	Chairman of the Board

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Compensation discussion and analysis (CD&A)

2014 compensation decisions and approvals

We evaluate our business performance carefully to assess whether our targets set at the beginning of the year have remained appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results represent long-term sustainable performance or one-off events, and receive input from the committee’s independent consultants and management as part of the process. This research and analysis provides context for the board’s compensation decisions. The table below summarizes the 2014 compensation decisions and resulting pay levels for the individuals who are our named executive officers for 2014. We describe the plans, payouts and new grants in more detail starting on page 46.

						Long Term Incentives (000s)
	Annualized salary (000s)		Annual Incentives			Sun Shares		Options
			Actual (000s)	Target (% of salary)		Value Vested / Paid	Value Granted	Value Exercised	Value Granted
Named Executive Officer	2014	2015	2014	2014	2015	2012 grants paid in early 2015	2015	2014	2015
Dean A. Connor	1,000	1,000	1,455	125%	125%	6,235	3,750	1,581	1,250
President & Chief Executive Officer
Colm J. Freyne	540	540	500	80%	80%	1,938	750	1,545	250
Executive Vice-President & Chief Financial Officer
Stephen C. Peacher	US 515	US 540	US 1,341	200%	200%	US 2,381	US 1,125	2,372	US 375
President, Sun Life Investment Management & Chief Investment Officer, SLF
Daniel R. Fishbein	US 550	US 550	US 509	100%	100%	–	US 750	–	US 250
President, SLF U.S.
Kevin P. Dougherty	585	585	632	100%	100%	2,424	1,163	1,188	388
President, SLF Canada and President, Sun Life Global Investments

Mr. Fishbein joined Sun Life on March 17, 2014. The board assessed the performance of each named executive officer against their individual objectives for 2014. Summaries of performance for each named executive officer that formed the basis for board decisions on salary adjustments, individual multipliers under the AIP and long-term incentive grants are provided starting on page 58.

The value of the 2012 Sun Share awards with a performance factor paid in 2015 was 263% of the initial grant value reflecting the change in share price, accrued dividends and application of the 126% performance factor. A portion of the payouts for Mr. Freyne, Mr. Peacher and Mr. Dougherty were special Sun Share grants that did not have the relative TSR performance factor.

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Changes for 2015

The committee conducted its annual review of our compensation programs relative to competitive practice and approved the following changes for 2015.

We continue to evolve the KBPI component of our AIP to align with our enterprise priorities. For 2015, the following enterprise priorities will be used as KBPIs:

•	Intensifying the customer experience, measured by Net Promoter Score
•	Improving productivity and expense discipline, supported by our “Brighter Way” initiative (which is an enterprise wide program to review and enhance business processes)
•	Advancing the talent agenda to support a high performance culture, by strengthening the talent pipeline
•	Maintaining an effective risk, compliance and control environment.

In 2014 we reviewed the design of the Sun Share Unit Plan including the performance measures used to determine Sun Share performance factors and the peer groups used to measure relative TSR. Based on this review, we continue to believe the measures of absolute share price performance and relative TSR versus peers is the most effective way to measure sustained long-term performance aligned to our strategy. We made minor changes to the peer group (starting with the calculation of the 2015 performance factor) to better align to our four pillar strategy. Based on the sale of our US annuity business in 2013 and focus on the Group market in the U.S., we removed Hartford Financial Services Group and Genworth Financial from the Sun Share peer group and added Stancorp Financial Group and Unum Group.

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Comparing shareholder value to executive compensation

The graph below compares our TSR over the five years ended December 31, 2014 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on December 31, 2009 and dividends were reinvested on the ex-dividend date.

The graph also shows the relationship between shareholder value and total compensation for the named executive officers (limited to the CEO, CFO and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO Total Compensation Index shows the change in total compensation indexed at 100 to provide a clearer picture of the trend over the same period.

For purposes of comparing compensation to performance, we define total compensation as:

•	paid salaries
•	annual incentives for the year they were earned
•	the value of outstanding mid and long-term incentive awards at year-end
•	the value received during the year from settling awards or exercising options
•	the compensatory pension expense related to the fiscal year of service.

Year ended December 31	2009	2010	2011	2012	2013	2014
Sun Life Financial	100	104	70	104	153	177
S&P/TSX Composite Index	100	117	107	115	129	143
S&P/TSX Financial Services (FS) Index	100	123	135	176	237	262
NEO Total Compensation Index	100	148	80	124	274	261
Total compensation of named executive officers (millions)	$32.6	$48.2	$26.1	$40.4	$89.4	$84.7

The graph shows that the NEO Total Compensation Index is correlated with TSR over the past five years. The NEO Compensation Index increased from 2012 to 2013 ($40.04 to $89.4) more than the other indices. This effect is primarily a result of changes in the in-the-money value of options, which were previously a heavily weighted component of our total compensation package. Starting in 2011 we began to decrease the use of options and since 2013 options are only granted to Executive Team members and represent only 25% of their total long-term incentive award (previously 50%).

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Our philosophy and approach

We have two primary objectives for our compensation programs:

1.	to align employee interests with the interests of our shareholders
2.	to attract, retain and reward high performing executives and employees.

We set target pay for each element of compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the overall positioning for each role is appropriate. At the end of the year, we adjust the target pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above median. Performance below expectations will result in pay below median.

We use a formal decision-making process that incorporates proper oversight, assessment of performance and value added for shareholders, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

Compensation governance

Committee involvement and composition

The committee is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives without encouraging excessive risk-taking. The committee actively oversees compensation design and operation with a focus on the programs that are considered to be material to the company. The committee and board exercise control over the compensation programs at MFS through approval of the annual salary budget, bonus pool and long-term equity awards.

The committee is composed entirely of independent directors. Committee members have a wealth of direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

•

Krystyna T. Hoeg, Chair of the committee, was the President and Chief Executive Officer of Corby Distilleries Limited for more than 10 years, during which she had direct responsibility for human resources and executive compensation matters. Ms. Hoeg currently serves on the human resources committees of two other TSX 60 issuers, one as committee chair, and was previously Chair of our Audit Committee, which has primary oversight responsibility for our actuarial function.

•

Martin J.G. Glynn was the President and Chief Executive Officer of HSBC Bank USA from 2003 to 2006 and the Chief Operating Officer of HSBC North America from 2002 to 2003. In those roles he had responsibility for human resources and compensation matters in Canada and the U.S. Mr. Glynn currently serves on the compensation committee of another TSX 60 issuer.

•

Sara G. Lewis is the Chief Executive Officer of Lewis Corporate Advisors, LLC. She was involved in the design and oversight of compensation plans and had responsibility for executive compensation while serving as Chief Financial Officer of Washington Real Estate Investment Trust Company. In addition, Ms. Lewis previously served on the compensation committee of CapitalSource, Inc. and participates in formulating the US Chamber of Commerce’s responses to “say on pay” and proxy advisory firm matters.

Our compensation model rewards executives for achieving strong business results and meeting individual performance expectations, strongly linking executive pay with shareholder interests. The following are four ways we ensure our pay and performance are aligned:

1.	At risk pay (including variable and deferred compensation) – accounts for 86% of total compensation paid to our CEO and 73% for the Executive Team
2.	Performance measures in the AIP – reflect value added for shareholders through earnings, profitable sales and progress against enterprise priorities
3.	Performance targets in the AIP are based on the annual business plan approved by the board and aligned with the company’s risk framework
4.	Absolute and relative shareholder returns reflect our sustained long-term performance and drives the value of deferred compensation.

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•

Hugh D. Segal is a member of the human resources committee of another Canadian public company and was Chief Executive Officer of an advertising firm for 10 years where he had responsibility for human resources and executive compensation matters.

•	Barbara G. Stymiest held various senior executive positions throughout her career, including Chief Executive Officer and Chief Operating Officer of other companies in the financial services industry.

The committee’s membership is reviewed annually to ensure that members have the experience and expertise required to fulfil the committee’s mandate. More information on the members and the operation and activities of the committee can be found on page 28. The profiles of committee members are contained in the section on director nominees starting on page 7.

Incentive Plan Review Group

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each committee meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, committee and the board to consider as part of their final recommendations and approvals. The board makes compensation decisions based on the recommendations and advice of the committee and independent consultants. See Decision-making cycle on page 46 for more information.

Independent advice

In 2014, the committee retained Hugessen Consulting Inc. (Hugessen) as its independent consultant. Hugessen was originally retained by the committee in July 2006 with the mandate to provide advice on the competitiveness and appropriateness of compensation programs for the CEO and top executive officers and on our executive compensation governance.

In 2014, the committee also retained Johnson Associates, Inc. (Johnson) as an independent consultant for advice on compensation programs relating to MFS. Johnson was originally retained by the committee in May 2012 and was selected primarily for its extensive experience in the North American asset management and broader financial services industry.

	2014	2013
Hugessen	$187,804	$202,247
Johnson	US$259,405	US$282,543

The independent consultants advise the committee throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation and reviewing this circular. The committee considers information provided by the independent consultants and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The committee approves the engagement of the independent consultants, the proposed work plans and all associated fees. It considers any other work to be assigned to the independent consultants that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisors to the committee. The committee reviews the performance and terms of engagement of independent consultants on an annual basis. None of the firms provided any non-executive compensation related services to us in 2014 or 2013.

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Alignment of compensation programs and risk management

Risk management is integral to our overall business strategy and long-term success. We are confident our compensation programs are strongly aligned to the organization’s risk management practices through our:

•	Governance structure for the approval of incentive compensation plans
•	Design of incentive compensation plans
•	Processes used to support the alignment of compensation and risk management.

These elements are described in more detail below. Having overseen the strong alignment of our compensation programs to the organization’s risk management practices throughout 2014, the committee and board concluded that we did not take excessive risk to generate the business results that led to incentive payouts.

Sun Life uses a “three lines of defence” model and principles as a means to structure roles, responsibilities and accountabilities for decision-making, risk management and control in support of effective governance. Under the model, the first line refers to roles and practices implemented within the business that identify, own and manage the risks. The second line is the oversight functions which are independent of the first line, set company boundaries through policies and procedures and provide effective challenge to the businesses. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance. The third line of defence is the internal audit function, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The committee reviews the broad-based annual, mid and long-term incentive plans which represent 91% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks by business groups to support the annual business plan and are managed within the “three lines of defence” model. Amounts and key risks under these plans are presented to the committee on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

•

Identification of Material Risk Executives (MREs). MREs are individuals in roles having a material impact on our risk exposure. Pay decisions for MREs are reviewed by the committee and our alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% of their pay that is variable and deferred. See page 75 for the aggregate compensation of our MREs

•	Application of compensation clawbacks. See page 46 for a description of our clawback policy
•

Ability to lower share unit payments. The committee and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency

•

Application of overall discretion. The committee and board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board approved risk appetite levels

•	Annual audit of our compensation programs. Internal audit conducts an annual review of our compensation programs against the FSB Principles and reports to the committee on its findings.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

•	Compensation programs and processes are managed within the “three lines of defence” model and principles
•	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP
•	The Chief Risk Officer makes an annual presentation to the committee on the key enterprise risks, and attends other meetings as required
•	The committee receives updates on the incentive plan assessments, including a human resources risk dashboard

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•

The IPRG meets prior to each committee meeting to review incentive plan decisions from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The committee also meets after the end of the year to discuss if any adjustments should be made to the overall AIP score, KPBI results or individual multipliers based on the risk, compliance and control environment. The committee considers input from the IPRG when it develops its recommendations for the board

•

The committee reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The committee also reviews stress testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

•

The committee annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

•	Designs are stress tested to ensure an understanding of possible outcomes
•	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
•	Caps on payouts are incorporated in all non-sales compensation plan designs
•	The AIP and Sun Life Investment Management Incentive Plan (SLIM IP) both include a measure whereby funding can be reduced based on the risk, compliance and control environment
•	Performance measures generally include a mix of financial and non-financial measures
•	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group
•	SLIM IP funding is at the aggregate Investments level, with no direct compensation impact on individual investment decisions within an asset class.

Use of informed judgment

The board has discretion to increase or decrease awards under the AIP or SLIM IP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance. The board has discretion to lower or zero out AIP or SLIM IP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels. Under the Sun Share plan, the board has discretion to cancel all outstanding awards if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Executive share ownership requirements

We believe it is important for our executives to have an ongoing stake in the company and to align their interests with those of our shareholders.

We have established minimum levels of share ownership directly in proportion to the executive’s compensation and position. Executives who are new to the company have five years to achieve their ownership requirements. Executives who are promoted have three years from the date of promotion to meet the minimum requirement, which aligns to the performance cycle for our Sun Shares.

	Multiple of annual salary	Post – retirement guidelines
Chief Executive Officer (CEO)	7x	Hold at least 100% of guideline for 1 year Hold at least 50% of guideline for 2 years
Named Executive Officers (NEO)	4x	Hold at least 100% of guideline for 1 year

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions or hedges involving the company’s securities. All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance, Nomination & Investment Committee.

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Clawbacks

Our CEO and CFO are required by law to reimburse their incentive compensation if there is an incidence of misconduct and we need to restate our financial statements. Former or current employees can be required to pay back any or all of the incentive compensation they received or realized in the previous 24 months if the employee was involved in misconduct and the misconduct directly or indirectly resulted in the employee receiving or realizing a higher amount of incentive or deferred compensation. Misconduct is characterized as fraud, dishonesty, negligence or non-compliance with legal requirements or our policies, any other act or omission that would justify termination of employment for cause, and any failure to report or take action to stop misconduct of another employee that an employee knew, or ought to have known about.

Our clawback policy also gives the board discretion to recover any or all incentive compensation received or realized by Executive Team members during the 24 months prior to a material restatement of our financial results (other than a restatement due to a change in accounting policy) if the incentive compensation received or realized by Executive Team members during such a period would have been less had the restated financial results been known.

Decision-making cycle

Our annual decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

Our compensation program

Seven components made up our 2014 compensation program

Component	Pay Type	Performance period	Who’s eligible
Salary	Fixed	• reviewed annually	• all employees
Annual incentive plan (AIP)	Variable	• 1 year	• all employees
Sun Share unit plan (Sun Shares)	Variable	• 3 years	• key contributors, Vice-Presidents and above
Executive stock option plan (Option plan)	Variable	• 10 years • vest over 4 years	• Executive Team
Deferred share unit plan (DSU plan)	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above
Pension and other benefits	Fixed	• accrue during employment	• all employees
Perquisites	Fixed	• available during employment	• Vice-Presidents and above

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The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location.

Chief Executive Officer	Executive Team	Senior Vice President	Vice President

Salaries

We use salaries to provide a portion of competitive pay that is fixed and based on the scope of the role and the experience and performance of the individual. We develop salary ranges based on competitive practice. We set individual salaries within the corresponding range for the position level based on the employee’s performance, skills, experience and internal equity.

Benchmarking

We benchmark our programs and compensation levels to make sure we are competitive with the market. This is done before the start of each performance period by gathering data by position and compensation component from published surveys. The information is used to evaluate our salary structure and target incentive levels and review each component and overall target compensation levels. Two comparator groups are used to benchmark our compensation levels for named executive officers, as outlined below. We selected these companies as peers because they represent the leading financial services organizations in Canada and the broader U.S. insurance industry that we compete in for talent and they participate in the published compensation surveys referred to below.

•

Canadian peer group: the Financial Services Executive Report, produced by the Hay Group, is used for Canadian executives. It provides percentile data on each compensation component and total compensation for executives in the Canadian financial services sector. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each Canadian-based named executive officer.

Our Canadian peer group is made up of six major Canadian banks and one insurance company:

• RBC	• Scotiabank	• CIBC	• Manulife Financial
• TD Bank Financial Group	• BMO Financial Group	• National Bank Financial Group

•

U.S. peer group: The Diversified Insurance Study of Executive Compensation, produced by Towers Watson, is used for U.S. executives. It provides percentile data on each compensation component and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for the companies that are publicly traded before setting the compensation range for each U.S.-based named executive officer.

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Our U.S. peer group is made up of 28 major U.S. insurance companies:

• AFLAC	• Hartford Financial	• Northwestern Mutual	• Securian Financial Group
• AIG	Services	• OneAmerica Financial	• Thrivent Financial for
• Allstate	• John Hancock	Partners	Lutherans
• AXA Group	• Lincoln Financial	• Pacific Life	• TIAA-CREF
• CIGNA	• Massachusetts Mutual	• Phoenix Companies	• Transamerica
• CNO Financial	• MetLife	• Principal Financial	• Unum Group
• Genworth Financial	• Nationwide	Group	• USAA
• Guardian Life	• New York Life	• Prudential Financial	• Voya Financial Services

Setting compensation targets

We set salary ranges for each level based on the market median for salaries of similar roles at peer companies in each location where we operate. We set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance. For our most senior executives, we also size-adjust our target pay levels to take into account our smaller size relative to the majority of our peers.

We express targets for the AIP as a percentage of salary, and more senior roles have progressively higher targets reflecting their increased accountability for our results and alignment with competitive practice. The actual payout can be above, at, or below target, and varies based on business and individual performance.

We develop ranges for target long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among business leaders so they can decide the award for each of their eligible participants based on individual performance and contributions during the year and their potential impact on our long-term results. We grant these awards as a fixed dollar amount, however, the actual payout value varies based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period.

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. Their values do not fluctuate significantly with business or individual performance.

Annual incentive plan

The AIP rewards individuals globally based on the achievement of annual performance objectives. These include earnings, profitable sales and KBPIs.

The AIP delivers a portion of competitive pay tied to business results and individual contribution. This plan rewards employees with cash awards based on how well we achieved our financial, sales, strategic and operational objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

Awards are determined using the following formula:

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Business results

We used three measures to assess our 2014 total company performance under the AIP as outlined below.

Operating EPS is a non-IFRS measure. We describe non-IFRS measures in our 2014 MD&A filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).

Mix of business results

The current mix of business results for our named executive officers is as follows:

•	100% total company business results for the CEO and CFO
•	50% total company and 50% business group business results for other named executive officers.

The business group component for the President, Sun Life Investment Management and Chief Investment Officer, SLF is the score for the SLIM IP.

Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.

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Sun Life Investment Management Incentive Plan

The SLIM IP was formerly called the Investment Incentive Plan. It rewards investment professionals for investment performance, new business through our new asset management business (Sun Life Investment Management Inc.), and strategic and operational objectives for the year.

The SLIM IP rewards employees in Investments for reaching or exceeding investment and personal objectives using a pool-based approach with discretionary allocation to individuals. Funding of the pool is based on total company performance and Investments performance. The President, Sun Life Investment Management and Chief Investment Officer, SLF, SLF participates in the AIP, but his payout is based on a weighting of 50% total company and 50% Investments performance as measured under the SLIM IP.

Investments performance is assessed subjectively across three categories.

Long-term incentive compensation

Our long-term incentive programs deliver a portion of competitive pay that is deferred to support employee retention and to align with shareholder interests. Our 2014 long-term incentive grants consisted of two different vehicles – Sun Shares and options.

Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

•	75% Sun Shares and 25% options for the CEO and Executive Team
•	100% Sun Shares for Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President).

These incentive plans are designed to reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. Prior to approving awards, the committee receives information on past awards for each Executive Team member. Awards are granted based on competitive practice, position level and individual performance and potential.

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Sun Share unit plan

The Sun Share plan rewards individuals for creating absolute and relative shareholder value based on overlapping three year cycles.

Objectives for the Sun Share plan include balancing performance and retention, aligning payouts to sustained performance, and providing a focus on both absolute and relative total return performance versus peers. The plan design has a wide range of potential payouts (from 0 to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

The plan incorporates two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate award based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date, but is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for named executive officers:

We calculate the TSR performance factor for Sun Shares as the weighted average of three annual three year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period.

For the 2014 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our performance under the Sun Share plan against a custom weighted index of 13 public Canadian and U.S. banks and insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to

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capital. The companies listed below have been used in calculating the annual performance factors up to and including 2014. For 2015, we made minor changes to the North American insurance peer group (as described on page 40).

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 47). The custom weighted index is not used for any other purpose.

	Weight		Sun Share Benchmark Peers
Canadian banks	25%	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC
North American insurance companies	75%	• Genworth Financial • Great-West Life • Hartford Financial Services	• Lincoln Financial • Manulife Financial • MetLife	• Principal Financial Group • Prudential Financial

We calculate relative TSR performance based on the following methodology:

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Threshold	is at 10% below the custom weighted index	25%
Below threshold	is more than 10% below the average of the custom weighted index	0%

Executive stock option plan

Options reward participants for their contributions to increasing long-term shareholder value.

All of our employees are eligible to participate in the option plan, but beginning in 2011 we only granted options at the Senior Vice-President level and above. In 2013, we further reduced the use of options and granted them only to Executive Team members. Options vest 25% per year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007
The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The committee recommends the terms of each grant to the board for approval. The price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

•	increasing the number of common shares that can be issued under the plan
•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild

MANAGEMENT INFORMATION CIRCULAR 2015

•	expanding the categories of eligible participants in the plan
•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
•	permitting other types of compensation (e.g. share awards) by issuing equity
•	revising the amendment procedure itself.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2014. We can issue up to 29,525,000 of our common shares under the plan, as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

		2014	2013		2012
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant(1)	352,281	0.06	548,609	0.09	2,164,450	0.36
Options outstanding(2)	6,359,461	1.04	9,225,601	1.51	13,216,108	2.20
Options available for grant(3)	6,499,048	1.06	5,961,699	0.98	5,840,640	0.97
Overhang(4)	12,858,509	2.10	15,187,300	2.49	19,056,748	3.18

(1)	the total number of options granted under the option plan each year

(2)	the total number of options outstanding at the end of each year, including the annual grant

(3)	the number of options in reserve approved by shareholders that are available for grant at the end of each year

(4)	the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future

The substantial reduction in the number of options granted beginning in 2013 is due to changes in compensation mix implemented in 2013. Prior to 2013:

•

our CEO and Executive Team received 50% of their mid and long-term incentive awards in the form of options (beginning in 2013, options comprise 25% of mid and long-term incentive awards for this group)

•	Senior Vice-Presidents received 35% of their mid and long-term incentive awards in the form of options (beginning in 2013, this group receives 100% Sun Shares).

Deferred share unit plan

The Deferred Share Unit (DSU) Plan provides an opportunity for executives to voluntarily defer a portion of their AIP awards into share units which vest and pay after they leave the company.

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

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Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2014. We calculated the value of common shares and share units using $41.92, the closing price of our common shares on the TSX on December 31, 2014. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

			Total share ownership at December 31, 2014 ($)
Named executive officer	Minimum ownership requirement	Ownership as a multiple of salary	Common shares	Sun Shares	Deferred share units (DSUs)	Total ownership
Dean A. Connor	7 x salary	23.0	2,929,621	15,108,373	4,974,075	23,012,069
Colm J. Freyne	4 x salary	10.8	240,285	3,816,304	1,749,131	5,805,720
Stephen C. Peacher	4 x salary	11.2	–	5,359,503	1,010,526	6,370,029
Daniel R. Fishbein	4 x salary	2.5	–	1,513,496	–	1,513,496
Kevin P. Dougherty	4 x salary	9.9	43,052	5,114,873	646,925	5,804,850

Mr. Connor, Mr. Freyne, Mr. Peacher and Mr. Dougherty have all met their share ownership requirements. Mr. Fishbein has until March 17, 2019 to meet his share ownership requirement.

Pension benefits

Our pension plans deliver a portion of competitive pay that provides protection and wealth accumulation for retirement. The named executive officers participate in the pension plans available in their country of residence.

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines).

Canadian plans

Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 55.

Our retirement program for Canadian employees hired before January 1, 2009 (including our named executive officers in Canada) consists of two elements:

•	a defined benefit accrual for service prior to 2005
•	a combination of defined benefit and defined contribution accruals for service after 2004.

When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Freyne had not attained 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005. Mr. Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees began participating in the new pension formula. Mr. Connor was hired in 2006 and participates under the new formula.

Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian staff pension plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement comprised of invested assets.

MANAGEMENT INFORMATION CIRCULAR 2015

Defined benefit formula for service prior to 2005

(designated executives, including Mr. Freyne and Mr. Dougherty)

Pension formula prior to January 1, 2005:

YMPE = Years’ Maximum Pensionable Earnings

Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.

The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.

Defined benefit formula for service after 2004

(designated executives, including Mr. Connor, Mr. Freyne and Mr. Dougherty)

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.

If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:

•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Participants can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Defined contribution plan

The Sun Life staff pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. We match 50%.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($24,930 for 2014).

MANAGEMENT INFORMATION CIRCULAR 2015

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1% to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($24,930 for 2014).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment.

Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all grandfathered participants who were still accruing benefits. Mr. Peacher and Mr. Fishbein, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

Our U.S. retirement program has three elements:

•	a voluntary tax-qualified 401(k) plan
•	a tax-qualified RIA that provides automatic employer contributions
•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$260,000 for 2014).

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (for 2014, US$17,500 plus an additional US$5,500 for participants age 50 and older). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,800 in matching contributions for 2014).

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Retirement Investment Account (RIA)

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit (US$260,000 for 2014).

The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
Under 40	3
40 to 54	5
55 and over	7

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$52,000 for each participant in 2014). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$260,000 for each participant in 2014.

Non-qualified retirement investment plan (Top Hat)

Mr. Peacher and Mr. Fisbhein participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

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Compensation details

Individual pay and performance outcomes

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2014. In addition to a review of competitive practice, these assessments formed the basis for decisions on salary increases, individual multipliers under the AIP, and allocation of 2015 long-term incentive awards. A summary of the individual performance for each named executive officer follows.

Dean A. Connor, President and Chief Executive Officer

Mr. Connor has been our President and CEO since December 1, 2011. Under Mr. Connor’s leadership we have defined and advanced our four pillar strategy, and in 2014 we made good progress on a number of key priorities aligned with our strategic plan.

In recognition of his contribution in 2014, Mr. Connor was allocated an individual multiplier under the AIP of 120% and granted a 2015 long-term incentive award of $5,000,000.

Significant accomplishments in 2014 include:

•  Delivering strong Net Income, ROE and sales results, on track to meet or exceed our 2015 objectives

•  Continuing the disciplined allocation of capital to create shareholder value by driving organic growth, launching Sun Life Investment Management (including announcing the acquisition of Ryan Labs Inc.) and commencing a share buyback program

•  Enhancing communication with the investor community to strengthen its understanding of our results and four pillar strategy

•  Advancing the talent agenda with a significant number of internal and external senior hires, including two new Executive Team members

•  Achieving progress on our enterprise change priorities including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture

•  Maintaining an effective risk, compliance and control culture by establishing tone and managing the organization within established risk appetite levels approved by the board.

Compensation Summary

	2014		2013	2012	2014 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	1,000,000	1,000,000	988,462	950,000
Annual incentives	1,250,000	1,455,000	2,300,000	2,000,000
Total Cash	2,250,000	2,455,000	3,288,462	2,950,000
Sun Shares	3,750,002		3,562,513	2,375,010
Options	1,250,003		1,187,502	2,375,001
Long Term Incentives	5,000,005		4,750,015	4,750,011
Total Direct Compensation	7,250,005	7,455,005	8,038,477	7,700,011

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Colm J. Freyne, Executive Vice-President and Chief Financial Officer

Mr. Freyne has been our Executive Vice-President and CFO since January 1, 2009 and is responsible for our global finance, planning, taxation and investor relations functions.

In recognition of his contribution in 2014, Mr. Freyne was allocated an individual multiplier under the AIP of 120% and granted a 2015 long-term incentive award of $1,000,000.

Significant accomplishments in 2014 include:

•  Taking a leadership role in formulating the enterprise strategy and financial objectives beyond our 2015 objectives

•  Enhancing processes to further strengthen the control environment across finance, risk management and actuarial

•  Evaluating various potential business transactions

•  Building management capability within the finance organization, including supporting the business to execute business plans with a strong focus on productivity and expense management

•  Providing leadership to the business groups in capital deployment decisions, assessing risks and opportunities and managing capital requirements

•  Delivering an effective Investor Day in the U.S. and building strong relationships within the investor community

•  Capitalizing on opportunities to add value through various tax, treasury, capital and other financial initiatives

•  Supporting initiatives and actions to progress our enterprise change priorities including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture.

Compensation Summary

	2014		2013	2012	2014 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	540,000	536,538	522,783	515,000
Annual incentives	432,000	499,705	681,260	515,515
Total Cash	972,000	1,036,243	1,204,043	1,030,515
Sun Shares	750,016		750,013	800,024
Options	250,003		250,000	500,002
Long Term Incentives	1,000,019		1,000,013	1,300,026
Total Direct Compensation	1,972,019	2,036,262	2,204,056	2,330,541

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Stephen C. Peacher, President, SLIM and Chief Investment Officer, SLF

Mr. Peacher became our EVP and Chief Investment Officer on October 13, 2009 and took on his current role of President, Sun Life Investment Management and Chief Investment Officer, Sun Life Financial on March 13, 2014. Mr. Peacher is responsible for the strategy, development and performance of our invested asset portfolio, our third party asset manager, Sun Life Investment Management Inc., and MFS Investment Management.

Based on an increase in accountability, Mr. Peacher received a salary increase of US$25,000 to US$540,000 effective March 30, 2015. In recognition of his contribution in 2014, Mr. Peacher was allocated an individual multiplier under the AIP of 120% and granted a 2015 long-term incentive award of US$1,500,000.

Significant accomplishments in 2014 include:

•  Generating strong investment performance and increasing the production of investment volumes to assist the business to support product sales

•  Launching Sun Life Investment Management Inc. in Canada, which is gathering new assets and generating above benchmark returns in its third party funds

•  Evaluating various potential business transactions, including announcing the acquisition of Ryan Labs Inc.

•  Improving liquidity management, surplus management and investment cycle monitoring

•  Supporting initiatives and actions to progress our enterprise change priorities including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture.

Compensation Summary (USD)

	2014		2013	2012	2014 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	515,000	515,000	515,000	515,000
Annual incentives	1,030,000	1,341,060	1,866,920	1,456,935
Total Cash	1,545,000	1,856,060	2,381,920	1,971,935
Sun Shares	1,126,862		1,113,107	948,310
Options	375,617		371,035	748,652
Long Term Incentives	1,502,479		1,484,142	1,696,962
Total Direct Compensation	3,047,479	3,358,539	3,866,062	3,668,897

MANAGEMENT INFORMATION CIRCULAR 2015

Daniel R. Fishbein, President, SLF U.S.

Mr. Fishbein has been our President, SLF U.S. since March 17, 2014 and is responsible for leading our business operations in our United States and International business groups.

In recognition of his contribution in 2014, Mr. Fishbein was allocated an individual multiplier under the AIP of 100% and granted a 2015 long-term incentive award of US$1,000,000.

Significant accomplishments in 2014 include:

•  Solidifying our position as a leading stop-loss writer in the U.S. as the business in-force of our medical stop-loss business increased 13% in the year while achieving strong ROE

•  Taking actions in our Group Benefits life and disability business, including adjusting pricing, investing in claims and service operations, and taking expense actions to address profitability challenges

•  Adding key talent to the organization to enhance the U.S. leadership team and Group Benefits expertise

•  Enhancing the customer experience through several initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes

•  Achieving new sales in Group Benefits in the top tier of industry results while establishing three new relationships with private exchanges

•  Expanding distribution operations and establishing new relationships with key multi-national banks for the International business, while also optimizing its operations in existing geographies to focus on productive and profitable distribution relationships

•  Adding value to our In-Force Life business through efficient management of capital and reinsurance arrangements

•  Supporting initiatives and actions to progress our enterprise change priorities including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture.

Compensation Summary (USD)

	2014		2014 Actual Pay Mix
	Target	Actual
Salary	550,000	401,923
Annual incentives	550,000	508,750
Total Cash	1,100,000	910,673
Sun Shares	–	1,220,866
Stock Options	–	197,302
Long Term Incentives[1]	–	1,418,168
Total Direct Compensation	–	2,328,841
[1]	Represents both a regular 2014 award and a special Sun Share award on hire to replace long-term incentives forfeited with his former employer.

MANAGEMENT INFORMATION CIRCULAR 2015

Kevin Dougherty, President, SLF Canada and President, SLGI

Mr. Dougherty has been our President, SLF Canada and President, Sun Life Global Investments since January 1, 2010. Mr. Dougherty leads our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada.

In recognition of his contribution in 2014, Mr. Dougherty was allocated an individual multiplier under the AIP of 115% and granted a 2015 long-term incentive award of $1,550,000.

Significant accomplishments in 2014 include:

•  Delivering strong sales growth across all businesses, and growth in net income performance

•   Extending Group Benefit’s leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue

•  Growing Group Retirement Services through significant new client wins, strong client retention, and expansion of Defined Benefit Solutions

•  Extending the reach of Client Solutions through new processes, predictive modeling and digital to do more for the millions of existing Sun Life plan members and individual customers

•  Building out our Individual Wealth platform, including maintaining strong retail sales momentum and top performing funds in SLGI

•  Continuing the growth of Individual Insurance with the number of advisors, specialists and managers in the Career Sales Force growing to approximately 4,000 at year end

•  Being recognized by Canadians for the sixth year in a row as the “Most Trusted Life Insurance Company” as part of the Reader’s Digest 2015 Trusted BrandTM awards program

•  Advancing the talent agenda with significant hiring into key roles and rotation of talent within the business and across the enterprise

•  Supporting initiatives and actions to progress our enterprise change priorities including intensifying the customer experience, improving productivity and expense discipline, and advancing the talent agenda to support a high performance culture.

Compensation Summary

	2014		2013	2012	2014 Actual Pay Mix
	Target	Actual	Actual	Actual
Salary	585,000	585,000	585,000	585,000
Annual incentives	585,000	632,385	982,800	699,660
Total Cash	1,170,000	1,217,385	1,567,800	1,284,660
Sun Shares	1,087,518		1,087,506	975,016
Stock Options	362,501		362,504	1,087,506
Long Term Incentives	1,450,019		1,450,010	2,062,522
Total Direct Compensation	2,620,019	2,667,404	3,017,810	3,347,182

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Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ended December 31, 2014, 2013, and 2012.

Mr. Peacher and Mr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.104 for 2014, C$1.030 for 2013, and C$1.000 for 2012.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President and Chief Executive Officer	2014	1,000,000	3,750,002	1,250,003	1,455,000	272,310	8,623	7,735,938
	2013	988,462	3,562,513	1,187,502	2,300,000	356,090	8,545	8,403,111
	2012	950,000	2,375,010	2,375,001	2,000,000	261,940	8,738	7,970,689
Colm J. Freyne Executive Vice-President and Chief Financial Officer	2014	536,538	750,016	250,003	499,705	334,310	2,298	2,372,870
	2013	522,783	750,013	250,000	681,260	139,090	2,203	2,345,350
	2012	515,000	800,024	500,002	515,515	86,940	2,492	2,419,973
Stephen C. Peacher President, SLIM, and Chief Investment Officer, Sun Life Financial	2014	568,560	1,244,055	414,681	1,480,530	234,621	42,012	3,984,459
	2013	530,450	1,146,500	382,166	1,922,928	220,317	56,586	4,258,946
	2012	515,000	948,310	748,652	1,456,935	213,276	135,462	4,017,635
Daniel R. Fishbein President, SLF U.S.	2014	443,723	1,347,836	217,821	561,660	46,246	235,152	2,852,438

Kevin P. Dougherty President, SLF Canada and President, SLGI	2014	585,000	1,087,518	362,501	632,385	60,310	–	2,727,714
	2013	585,000	1,087,506	362,504	982,800	699,090	259	3,717,159
	2012	585,000	975,016	725,001	699,660	46,940	101	3,031,718

Notes

Paid salary may be different than annualized salary because the number of pay periods varies by calendar year. Mr. Fishbein’s paid salary reflects the fact that he started on March 17, 2014.

Share awards in 2014 were Sun Shares granted on February 25, 2014 at a grant price of $39.46 for all named executive officers, except Mr. Fishbein whose grants are described below. Mr. Fishbein received two Sun Share awards on March 27, 2014 at a grant price of $38.33. The first award was to replace long term incentives forfeited with his former employer and the second award was his regular annual grant for 2014.

Share awards in 2013 were Sun Shares granted on February 26, 2013 at a grant price of $28.89.

Share awards in 2012 were Sun Shares granted on February 28, 2012 at a grant price of $21.33. The awards for Mr. Freyne, Mr. Peacher and Mr. Dougherty include a portion that represent special Sun Share grants that do not have a relative TSR performance factor.

Option awards in 2014 represent the expected compensation value of options granted on February 25, 2014 at an exercise price of $39.27 for all named executive officers, except Mr. Fishbein whose options were granted on May 16, 2014 at an exercise price of $36.98.

Option awards in 2013 represent the expected compensation value of options granted on February 26, 2013 at an exercise price of $28.20.

Option awards in 2012 represent the expected compensation value of options granted on February 28, 2012 at an exercise price of $21.53.

MANAGEMENT INFORMATION CIRCULAR 2015

We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2014 accounting fair value was 22% based on the weighted average accounting fair value of $8.63, divided by the weighted average exercise price of $39.12. As the constant Black-Scholes value is higher than the accounting fair value, a higher number of options would have been granted if we had used the accounting fair value to determine the option awards.

Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Connor deferred 50% of his annual incentive in DSUs in 2012 and 2013 and Mr. Freyne deferred 50% of his annual incentive in DSUs 2012. The amounts in 2013 include special bonuses in recognition of contributions to the sale of our U.S. annuity business in the amount of $50,000 for Mr. Freyne and US$50,000 for Mr. Peacher.

Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 70 and 71. Mr. Freyne had a large compensatory cost for 2014 because of a change to his target bonus for 2014. Mr. Dougherty had a large compensatory cost for 2013 because of a change to his target bonus for 2013.

All other compensation

The total value of perquisites and other benefits for all named executive officers is less than $50,000 and less than 10% of their total salary for the fiscal year and therefore is not included in the table.

The amounts shown represent:

•	flexible benefit credits taken in cash by Mr. Connor, Mr. Freyne and Mr. Dougherty
•	tax equalization adjustments for Mr. Peacher in 2014, 2013 and 2012
•	a cash payment made to Mr. Fishbein in recognition of compensation he forfeited with his previous employer upon joining the company.

MANAGEMENT INFORMATION CIRCULAR 2015

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2014.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $41.92 (the closing price of our common shares on the TSX on December 31, 2014), multiplied by the number of options.

Market value of share awards that have vested or not vested is $41.92 (the closing price of our common shares on the TSX on December 31, 2014) multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2006	12,516	$47.94	Nov 09, 2016	–

	2007	34,247	$52.56	Feb 20, 2017	–

	2008	50,042	$47.96	Feb 27, 2018	–

	2010	112,397	$30.25	Feb 24, 2020	1,311,673

	2011	120,064	$31.65	Mar 02, 2021	1,233,057

	2011	104,869	$26.70	Aug 15, 2021	1,596,106

	2012	441,245	$21.53	Feb 28, 2022	8,996,986	Sun Shares	128,225	5,375,176

	2013	168,440	$28.20	Feb 26, 2023	2,310,997	Sun Shares	133,702	5,604,785

	2014	127,324	$39.27	Feb 25, 2024	337,409	Sun Shares	98,483	4,128,412

						Vested DSUs			4,974,075

Total		1,171,144			15,786,227		360,410	15,108,373	4,974,075
Colm J. Freyne	2006	11,500	$49.40	Feb 21, 2016	–

	2007	11,416	$52.56	Feb 20, 2017	–

	2008	12,511	$47.96	Feb 27, 2018	–

	2011	56,873	$31.65	Mar 02, 2021	584,086

	2012	92,894	$21.53	Feb 28, 2022	1,894,109	Sun Shares	26,996	1,131,652

	2012					Sun Shares	16,197	678,981

	2013	35,461	$28.20	Feb 26, 2023	486,525	Sun Shares	28,148	1,179,972

	2014	25,465	$39.27	Feb 25, 2024	67,482	Sun Shares	19,697	825,700

						Vested DSUs			1,749,131

Total		246,120			3,032,202		91,038	3,816,304	1,749,131
Stephen C. Peacher	2011	23,249	$31.65	Mar 02, 2021	238,767

	2012	69,545	$21.53	Feb 28, 2022	1,418,023	Sun Shares	40,420	1,694,388

	2012					Sun Shares	10,779	451,850

	2013	40,656	$28.20	Feb 26, 2023	557,800	Sun Shares	43,028	1,803,751

	2014	42,239	$39.27	Feb 25, 2024	111,933	Sun Shares	32,672	1,369,592

	2014					Sun Shares	952	39,923

						Vested DSU			1,010,526

Total		175,689			2,326,523		127,851	5,359,503	1,010,526

MANAGEMENT INFORMATION CIRCULAR 2015

Named executive officer		Option awards					Share awards
	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Daniel R. Fishbein	2014	23,561	$36.98	May 16, 2024	116,391	Sun Shares	17,829	747,408

	2014					Sun Shares	18,275	766,088

Total		23,561			116,391		36,104	1,513,496
Kevin P. Dougherty	2005	44,600	$40.80	Feb 10, 2015	49,952

	2006	48,600	$49.40	Feb 21, 2016	–

	2007	53,273	$52.56	Feb 20, 2017	–

	2008	58,382	$47.96	Feb 27, 2018	–

	2009	29,443	$20.08	Feb 25, 2019	643,035

	2010	92,562	$30.25	Feb 24, 2020	1,080,199

	2011	91,628	$31.65	Mar 02, 2021	941,020

	2012	67,348	$21.53	Feb 28, 2022	1,373,226	Sun Shares	39,142	1,640,851

	2012					Sun Shares	13,498	565,826

	2013	51,419	$28.20	Feb 26, 2023	705,469	Sun Shares	40,814	1,710,938

	2014	36,924	$39.27	Feb 25, 2024	97,849	Sun Shares	28,561	1,197,258

						Vested DSU			646,925

Total		574,179			4,890,748		122,015	5,114,873	646,925

The second 2012 Sun Share grant indicated for each of Mr. Freyne, Mr. Peacher and Mr. Dougherty represents a special grant of Sun Shares to which the relative TSR performance factor does not apply.

The second 2014 Sun Share grant indicated for Mr. Peacher represents a special grant of Sun Shares (representing a portion of his annual incentive plan which was deferred to comply with regulatory minimum deferral) to which the relative TSR performance factor does not apply.

The second 2014 Sun Share grant for Mr. Fishbein represents an award to replace long-term incentives forfeited with his previous employer.

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

MANAGEMENT INFORMATION CIRCULAR 2015

Incentive plan awards – value vested or earned during the year

The next table shows:

•	the value the named executive officers would have realized if they had exercised the options that vested in 2014 on their vesting dates
•	the value of share awards that vested and were paid out in 2014
•	the annual incentive award earned in 2014 and paid out in March 2015.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	3,117,987	1,283,079	1,455,000
Colm J. Freyne	717,804	607,792	499,705
Stephen C. Peacher	1,125,049	993,826	1,480,530
Daniel R. Fishbein	–	–	561,660
Kevin P. Dougherty	1,071,036	979,204	632,385

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2014.

See Executive stock option plan on page 52 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2010	24-Feb-14	28,099	30.25	39.61	263,007

	2011	2-Mar-14	30,016	31.65	38.42	203,208

	2011	15-Aug-14	26,217	26.70	40.46	360,746

	2012	28-Feb-14	110,312	21.53	38.34	1,854,345

	2013	26-Feb-14	42,110	28.20	38.57	436,681

					Total	3,117,987
Colm J. Freyne	2010	24-Feb-14	14,876	30.25	39.61	139,239

	2011	2-Mar-14	14,218	31.65	38.42	96,256

	2012	28-Feb-14	23,223	21.53	38.34	390,379

	2013	26-Feb-14	8,865	28.20	38.57	91,930

					Total	717,804
Stephen C. Peacher	2010	24-Feb-14	25,919	30.25	39.61	242,602

	2011	2-Mar-14	23,249	31.65	38.42	157,396

	2012	28-Feb-14	34,772	21.53	38.34	584,517

	2013	26-Feb-14	13,552	28.20	38.57	140,534

					Total	1,125,049
Kevin P. Dougherty	2010	24-Feb-14	23,140	30.25	39.61	216,590

	2011	2-Mar-14	22,907	31.65	38.42	155,080

	2012	28-Feb-14	33,674	21.53	38.34	566,060

	2013	26-Feb-14	12,855	28.20	38.57	133,306

					Total	1,071,036

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the next trading day if the vesting date falls on a weekend or holiday.

Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2015

Aggregate Option Exercises for the Year Ended December 31, 2014

The following table shows for each named executive officer the number of common shares acquired through option exercises during the year ended December 31, 2014 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Dean A. Connor	69,423	1,581,236
Colm J. Freyne	131,943	1,544,977
Stephen C. Peacher	171,933	2,372,077
Daniel R. Fishbein	–	–
Kevin P. Dougherty	92,348	1,188,217

Share awards

The table below shows the total 2011 Sun Shares vested and paid out to each named executive officer in 2014. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price.

Named executive officer	Grant date	Sun Shares accrued (#)	Performance factor	Vesting Price ($)	Value received on vesting ($)
Dean A. Connor	Mar 2, 2011	34,738	95%	38.88	1,283,079
Colm J. Freyne	Mar 2, 2011	16,455	95%	38.88	607,792

Stephen C. Peacher	Mar 2, 2011	26,907	95%	38.88	993,826

Daniel R. Fishbein	–	–	–	–	–

Kevin P. Dougherty	Mar 2, 2011	26,511	95%	38.88	979,204

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

MANAGEMENT INFORMATION CIRCULAR 2015

The table below shows how we calculated the performance factor for the 2011 Sun Share awards (for the performance period from 2011 to 2013, and paid out in early 2014).

Multiplier (TSR Performance Period)				Relative Peer TSR Performance
	Peer Groups	Weight		Below threshold	Threshold	Target	Maximum	SLF TSR	Actual SLF Payout Factor
2011 – 2013	North American Insurance	75%	TSX	<4.2%	4.2%	14.2%	24.2%	13.6%	96%
			NYSE	<3.7%	3.7%	13.7%	23.7%	12.3%	89%
	Canadian Banks	25%	TSX	<1.5%	1.5%	11.5%	21.5%	13.6%	122%
2013 Multiplier – Payout Factor (50% weight)				0%	25%	100%	200%		100%
2010 – 2012	North American Insurance	75%	TSX	< -11.8%	-11.8%	-1.8%	8.2%	0.6%	124%
			NYSE	<-11.0%	-11.0%	-1.0%	9.0%	2.6%	136%
	Canadian Banks	25%	TSX	<-1.6%	-1.6%	8.4%	18.4%	0.6%	41%
2012 Multiplier – Payout Factor (25% weight)				0%	25%	100%	200%		108%
2009 – 2011	North American Insurance	75%	TSX	<-11.0%	-11.0%	-1.0%	9.0%	-3.2%	83%
			NYSE	<-8.9%	-8.9%	1.1%	11.1%	2.3%	112%
	Canadian Banks	25%	TSX	<4.9%	4.9%	14.9%	24.9%	-3.2%	0%
2011 Multiplier – Payout Factor (25% weight)				0%	25%	100%	200%		73%

Overall Weighted Average Performance Factor									95%

Intermediate amounts are interpolated. Equal weight is applied to TSX and NYSE results for North American insurance peers. For the 2011 Sun Share plan, the peer group consisted of the following peer companies:

Canadian banks	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC
North American insurance companies	• Genworth Financial • Great-West Life • Hartford Financial Services	• Lincoln Financial • Manulife Financial • MetLife	• Principal Financial Group • Prudential Financial

Non-equity incentive plan compensation

See Annual incentive plan starting on page 48 for more information.

		2014 Annual Incentive Plan
Named executive officer	Earned salary ($)	Target award	Business results	Individual multiplier	Final award ($)
Dean A. Connor	1,000,000	125%	97%	120%	1,455,000
Colm J. Freyne	536,538	80%	97%	120%	499,705
Stephen C. Peacher	568,560	200%	109%	120%	1,480,530
Daniel R. Fishbein	607,200	100%	93%	100%	561,660
Kevin P. Dougherty	585,000	100%	94%	115%	632,385

Earned salary is used to calculate AIP. Mr. Fishbein was eligible for a full year award in 2014, therefore a full year salary is shown. The business results for the CEO and CFO are based 100% on total company performance. For the other named executive officers the business results reflect 50% weighting on total company performance and 50% on business group performance. Business group performance is measured

MANAGEMENT INFORMATION CIRCULAR 2015

using the same three measures (operating income, VNB and KBPIs) as total company, except for Mr. Peacher whose business group result reflects the payout from the SLIM IP. For Mr. Peacher, the business group result was 120%, for Mr. Dougherty the business group result was 91%, and for Mr. Fishbein the business group result was 88%.

The table below shows how we calculated the performance factor for total company business results:

			Below threshold			What we achieved in 2014
Primary measures	Weighting			Threshold	Target	Maximum	Result
Operating earnings per share	50%		<2.04	$2.04	$2.91	$3.49	$2.98	Above Target
Payout factor			0%	25%	100%	200%		112%
				+
Value of new business	25%	Excl. MFS – 75% weight	<$513	$513	$731	$878	$630	Below Target
		MFS net sales (US$ billions) – 25% weight	<$13.6	$13.6	$19.5	$23.4	$1.2	Below Threshold
Payout factor			0%	25%	100%	200%		49%
				+
Key Business Performance Indicators	25%			Board Assessment				Above Target
Payout factor			0%	25%	100%	200%		115%
				=
Overall performance payout factor								97%

In addition to the values outlined in the table above, highlights of our performance in 2014 are provided on page 36.

You can find more information about our business segment results in our 2014 MD&A.

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2014.

We used the same actuarial methods and assumptions in 2014 that we used to calculate the pension liabilities and annual expenses in our 2014 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual benefits payable		Accrued obligation at start of year ($)	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Dean A. Connor	8.3	209,000	432,000	2,468,000	264,000	669,000	3,401,000
Colm J. Freyne	18.9	241,000	387,000	2,889,000	326,000	771,000	3,986,000
Stephen C. Peacher	–	–	–	–	–	–	–
Daniel R. Fishbein	–	–	–	–	–	–	–
Kevin P. Dougherty	28.2	497,000	626,000	6,257,000	52,000	1,315,000	7,624,000

MANAGEMENT INFORMATION CIRCULAR 2015

Credited service for Mr. Freyne and Mr. Dougherty is higher than their actual years of service with the company. Prior to 2004, new hires were eligible to transfer in the commuted value from their previous employers’ pension plan under a portability option and receive credit for past service. Mr. Freyne and Mr. Dougherty transferred in the commuted value from their previous employer’s pension plans. Mr. Freyne received credit for 7.42 years of service and Mr. Dougherty received credit for 7.91 years of service.

Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2014.

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2013 and December 31, 2014. The accrued obligation assumes a named executive officer will receive his or her target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non-compensatory change detailed in the chart.

Compensatory change is the defined benefit service cost for 2014 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2014 and the actuarial assumptions used for the year. The valuation assumptions for the plan include a projected salary increase of 3.0% for all participants. Mr. Freyne had a large compensatory cost for 2014 because of an increase to his target bonus for 2014.

Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. In 2014 the discount rate decreased from 4.9% to 4.0% which increased values.

Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2014.

Name executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	184,857	8,310	231,007
Colm J. Freyne	219,543	8,310	272,587
Stephen C. Peacher	1,290,440	234,621	1,766,235
Daniel R. Fishbein	–	46,246	59,506
Kevin P. Dougherty	69,771	8,310	100,524

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.062 as of January 1, 2014, 1.160 as of December 31, 2014, and the 2014 average rate of 1.104 for amounts other than beginning and ending balances.

Compensatory values

The amounts shown for Mr. Connor, Mr. Freyne and Mr. Dougherty represent our matching contributions to the defined contribution plan.

The amounts shown for Mr. Peacher and Mr. Fisbhbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

MANAGEMENT INFORMATION CIRCULAR 2015

Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

We define change of control as:

•

a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Mr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete

•	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate (except for Mr. Fishbein), or
•	the acquisition by a non-affiliate of more than 20% (30% for Mr. Fishbein) of the voting shares of Sun Life Financial or Sun Life Assurance.

If the majority of the assets of Sun Life Financial, Sun Life Assurance, or our U.S. business are sold, it constitutes a change of control for Mr. Fishbein.

When there is a change of control:

•

Sun Shares and DSUs vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)

•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

If employment is terminated without cause (double trigger) within three years of the change of control, benefits are paid as follows:

•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans
•

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers.

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Dean A. Connor	• Entitled to receive up to 24 months of annual salary.
Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein

•   Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

MANAGEMENT INFORMATION CIRCULAR 2015

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options.

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Salary		• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary
Annual incentive award		• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

•   receive prorated award calculated from January 1 to the date of termination (assumes target performance)

•    24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid and long-term incentives	Sun Shares	• unvested awards forfeited

•   receive pro-rated portion of Sun Shares for active employment during performance period

•   paid immediately

•   valued using performance factor that includes any variables known at the time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately • valued using performance factor that includes any variables known at the time of termination
	Options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during that period	• accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest
Estimated pension		• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans • unvested value vests

MANAGEMENT INFORMATION CIRCULAR 2015

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause
Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or re-employment, whichever is earlier • outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

•	Be at least 55 years old and have 10 years of continuous service
•	Provide at least three months’ notice, except in the event of involuntary termination (not for cause)
•

Agree not to compete with Sun Life Financial or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share unit plan.

The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2014. In the table:

•	termination (without cause) represents only contractually agreed upon severance amounts
•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long-term incentive plans.

		Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2014
Named executive officer	Compensation component		Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	–	2,000,000	–	6,450,000
President and	Vested awards:	8,509,802	–	–	–
Chief Executive Officer	Unvested awards:	–	9,814,127	–	22,492,302
	Pension:	2,289,417	–	–	1,950,530
	Perquisites:	–	–	–	106,200
	Total:	10,799,219	11,814,127	–	30,999,032
	Vested DSUs	4,974,075	–	–	–
Colm J. Freyne	Cash:	–	–	432,000	2,464,756
Executive Vice-President and	Vested awards:	1,506,749	–	–	–
Chief Financial Officer	Unvested awards:	-	2,697,015	5,347,519	5,364,390
	Pension:	3,158,792	–	–	504,068
	Perquisites:	–	–	–	86,200
	Total:	4,665,541	2,697,015	5,779,519	8,419,414
	Vested DSUs:	1,749,131	–	–	–
Stephen C. Peacher	Cash:	–	568,560	–	5,256,302
President, SLIM, and Chief	Vested awards:	–	–	–	–
Investment Officer, Sun Life	Unvested awards:	–	3,575,068	–	7,719,914
Financial	Pension:	1,522,616	–	–	–
	Perquisites:	–	–	–	77,200
	Total:	1,522,616	4,143,628	–	13,053,416
	Vested DSUs:	1,010,526	–	–	–

MANAGEMENT INFORMATION CIRCULAR 2015

		Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2014
Named executive officer	Compensation component		Termination (without cause)	Retirement	Change of control
Daniel R. Fishbein	Cash:	–	607,200	–	3,036,000
President, SLF U.S.	Vested awards:	–	–	–	–
	Unvested awards:	–	397,994	–	1,629,888
	Pension:	12,466	–	–	38,832
	Perquisites:	–	–	–	77,200
	Total:	12,466	1,005,194	–	4,781,920
Kevin P. Dougherty	Cash:	–	–	585,000	3,077,905
President, SLF Canada and	Vested awards:	2,655,321	–	–	–
President, SLGI	Unvested awards:	–	3,514,016	7,358,656	7,383,118
	Pension:	6,222,227	–	–	1,812,954
	Perquisites:	–	–	–	86,200
	Total:	8,877,548	3,514,016	7,943,656	12,360,177
	Vested DSUs:	646,925	–	–	–

Mr. Freyne and Mr. Dougherty qualify as retirees because of their age and years of service. This has the following effects:

•	the cash amount under Retirement represents an AIP award at target
•	unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

Aggregate compensation for Material Risk Executives

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as Material Risk Executives (MREs). We had 21 MREs in 2014, including members of our Executive Team and other select executives who lead corporate functions. We had changes to four MRE positions in 2014, which in some cases required sign on and severance payments. The table below shows the total compensation granted, paid or outstanding for MREs as of and for the year ended December 31, 2014. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the average annual exchange rate of C$1.104 for 2014.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
			Deferred (DSUs)			Outstanding		Sign on payments	Severance payments
Compensation element	Salary	Cash		Granted	Paid	Vested	Unvested
Aggregate value ($M)	8.2	8.9	0.2	18.9	30.7	34.4	75.2	3.2	1.5

Cash incentives for 2014 did not include any guaranteed payments.

Share-based incentives include the value of share units and options and any additional units credited as dividends on share units.

•	Granted represents the value at grant in 2014, including the value of any share-based awards granted upon hire
•	Paid represents the value received in 2014 when options were exercised and value at vesting, including performance adjustments for performance share units
•

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $41.92 (the closing price of our common shares on the TSX on December 31, 2014) for vested and unvested options and share units as at December 31, 2014.

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Sign on payments represent cash, option and share unit commitments made upon hire to replace amounts any of the MREs forfeited from previous employers.

Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRE deferred compensation during 2014 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2014
	Aggregate value of deferred compensation at January 1, 2014 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2014 ($M)
Total	104.1	7.4	21.6	-15.8	117.3
Percentage change		7.1%	20.8%	-15.2%	12.7%

Aggregate value at January 1, 2014 reflects the value of outstanding share units and options.

Explicit adjustments reflect the interim performance factor estimates for the 2012, 2013 and 2014 awards approved by the board in February 2015. This would also include clawbacks if applicable, but none were applied in 2014.

Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, and option exercises during 2014.

Aggregate value at December 31, 2014 reflects the impact of explicit, implicit and other adjustments during 2014 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2014. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,359,461	$33.39	6,499,048

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Other information

Loans to directors and executives

The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 27, 2015. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

		Total outstanding loans
Purpose	To Sun Life Financial or our subsidiaries ($)	To another entity ($)
Securities purchases	–	–
Other	$4,214,272	–

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.

The current policy runs from November 1, 2014 to October 31, 2015 with coverage of $210 million. We pay a premium of approximately $1.6 million and there is no deductible.

For more information

You can find recent financial information about Sun Life Financial in our consolidated financial statements and MD&A for the year ended December 31, 2014. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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Schedule A

Charter of the Board of Directors

This Charter sets out:

1.	The duties and responsibilities of the Board of Directors (the “Board”);

2.	The position description for Directors;

3.	The position description for the Chairman of the Board (the “Chairman”);

4.	The position description for Chairs of Board Committees; and

5.	The corporate governance practices and policies that apply to the Board.

Mission

The mission of the Board is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular Board and Committee meetings will be agreed upon by the Governance, Nomination & Investment Committee and circulated to the Directors prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each meeting of the Board, the independent Directors will meet privately.

On an annual basis, the Board will review this Charter and its Forward Agenda and approve changes as necessary. This Charter will be posted on the Corporation’s website.

1.   Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through its Committees. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.

Board

•

Planning Board and Committee size and composition and evaluating and selecting candidates for election at each annual meeting based on a skills and competencies assessment process and consideration of the level of diversity on the Board.

•	Formulating succession plans for the Board, the Chairman and the Committee Chairs.

•	Annually reviewing and setting Director compensation.

•	Maintaining a formal orientation program for new Directors and ongoing education programs for all Directors.

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•	Establishing corporate governance practices and policies and monitoring corporate governance trends.

•	Assessing the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs, and individual Directors on an annual basis, periodically with the assistance of external advisors.

Senior Management

•	Appointing, evaluating and, if necessary, replacing the President & Chief Executive Officer and other members of senior management, including the Appointed Actuary.

•	Delegating to management powers to manage the Corporation.

•	Overseeing talent management and developing succession plans for the role of President & Chief Executive Officer and other senior management positions.

•	Reviewing the performance and approving the compensation frameworks for senior management, including alignment of those frameworks with applicable regulatory principles.

•	Advising and counselling the President & Chief Executive Officer.

•	Reviewing and approving the organizational structure on an annual basis.

•	Reviewing the mandates, authority, independence and resources of Control Functions.

Ethics and Integrity

•	Setting an ethical tone for the Corporation.

•	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.

•	Approving amendments to the Code of Business Conduct.

•	Complying with and reviewing employee compliance with the Code of Business Conduct and ensuring prompt disclosure of any waivers of the Code of Business Conduct for Directors or senior management.

Strategy

•	Approving the Corporation’s vision and mission statements.

•	Reviewing the effectiveness of the strategic planning process and approving the strategic plan.

•	Approving objectives and business, capital and investment plans on an annual basis.

•	Monitoring corporate performance against these statements, objectives and plans and the Risk Appetite Framework on an ongoing basis.

Operations

•	Reviewing reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Framework.

•	Reviewing information on customer engagement and value creation for customers.

•	Reviewing information on distribution channels.

•	Monitoring initiatives to improve productivity.

•	Overseeing and approving significant activities of subsidiaries.

Risk Management, Capital Management and Internal Control

•	Overseeing the management of risks, including through the allocation of risk oversight to Committees.

•	Approving the Risk Appetite Framework and Internal Control Framework.

•	At least annually, approving policies and procedures for the management and control of risk and capital, and regularly reviewing compliance with those policies and procedures.

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•

Reviewing the effectiveness of internal control and management information systems that provide assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

•	Reviewing compliance with legislative and regulatory requirements.

•	Reviewing the external audit plan, including the fees and scope of the audit engagement.

•	Seeking assurances from senior management that controls are operating effectively, and establishing processes to periodically assess such assurances.

Material Transactions

•	Reviewing and approving material initiatives, investments and transactions.

Financial Reporting

•	Reviewing and approving the annual and interim financial statements, Management’s Discussion and Analysis and related news releases.

Communication and Disclosure

•	Reviewing and approving financial and corporate governance disclosure to shareholders and other stakeholders.

•	Reviewing and approving policies with regard to public disclosure, confidentiality of information and securities trading.

•	Enabling shareholders to provide feedback to the independent Directors.

Other

•	Engaging any special advisors it deems necessary to provide independent advice at the expense of the Corporation.

•	Requiring management to inform applicable regulators in a timely manner of substantial issues affecting the Corporation.

•	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

2.   Position Description For Directors

The Board is responsible for supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

Duties and Responsibilities

Principal duties and responsibilities of each Director include:

•	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.

•	Confirming compliance with the Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.

•	Understanding the Corporation’s vision and strategic objectives.

•	Becoming knowledgeable of the Corporation’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

•	Understanding the Corporation’s corporate governance policies and practices, and the Charters of the Board and of each Committee on which he or she serves.

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•	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.

•	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner that demonstrates independence from management.

•	Informing himself or herself of significant matters dealt with at meetings not attended.

•	Maintaining agreed upon levels of share ownership in the Corporation.

Director Attributes

The Board believes that Directors should provide objective and thoughtful guidance to, and oversight of, senior management and exhibit the following characteristics while executing their duties:

•	Integrity

•	Accountability

•	Independent and informed judgment

•	Commitment to operational excellence

•	Knowledge of business issues and financial matters

•	Collaboration

•	Initiative

•	Responsiveness

In addition, certain regulatory criteria apply to Directors related to independence, financial, compensation and risk management literacy, and assessment of suitability and integrity. The Director Independence Policy outlines the Board’s approach to determining Director independence, including enhanced independence requirements for members of the Audit & Conduct Review Committee and the Management Resources Committee. The Assessment of Responsible Persons Policy outlines how independent assessments of the suitability and integrity of current and prospective Directors are undertaken.

3.   Position Description for the Chairman

The independent Directors will select from among their number a Director immediately following each annual meeting who will serve as the Chairman and assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chairman also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. The Chairman is a regular attendee at meetings of Board Committees. The Chairman should encourage open discussion and debate at Board meetings and have frequent dialogue with other Directors and senior management. The Chairman should also have recurring interactions with regulators.

Duties and Responsibilities

The principal duties and responsibilities of the Chairman include:

•	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.

•	Communicating the expectations of the independent Directors to management.

•

In conjunction with the Chairman of the Governance, Nomination & Investment Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the Corporation’s governance structure and procedures.

•	Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information.

•	In consultation with the Governance, Nomination & Investment Committee, ensuring that the independent Directors are appropriately compensated in their capacities as Directors of the Corporation.

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•

In conjunction with the President & Chief Executive Officer, setting the Board agenda, chairing the Board meetings and ensuring that there is adequate time at Board meetings for discussion of relevant issues and in camera sessions for independent Directors.

•	In conjunction with the President & Chief Executive Officer, setting the agendas for annual and special meetings and acting as the chair of those meetings.

•	In conjunction with the Governance, Nomination & Investment Committee, leading assessments of the effectiveness of independent Directors, the Board and its Committees on an annual basis.

•

In conjunction with the Governance, Nomination & Investment Committee, evaluating the performance of independent Directors and the Chairs of each Committee as part of an annual peer review process, and meeting individually with each independent Director at least annually to discuss individual performance.

•	In conjunction with the Management Resources Committee, annually evaluating the performance of the President & Chief Executive Officer and reporting on the evaluation to the independent Directors.

•

In conjunction with the Management Resources Committee, ensuring that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

•

In conjunction with the Governance, Nomination & Investment Committee, determining the competencies, skills and qualities required or best suited from time to time to complement the diversity of the current Board composition and identifying prospective Board candidates. The Chairman is responsible for conducting initial interviews of prospective candidates and recommending prospective Directors to the Governance, Nomination & Investment Committee for its review and subsequent recommendation to the Board.

•

Reviewing, with the Chairman of the Governance, Nomination & Investment Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance, Nomination & Investment Committee for its review and recommendation to the Board.

•	In conjunction with the Governance, Nomination & Investment Committee, overseeing the orientation and training program for new Directors and the ongoing education program for all Directors.

•	Engaging, at the expense of the Corporation, outside advisors for the independent Directors or the Board, as required.

•

Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss governance-related matters. In exceptional circumstances, where it is inappropriate for the President & Chief Executive Officer to communicate, or otherwise after prior consultation with the President & Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to Board matters or matters relating to the President & Chief Executive Officer (for example, compensation or succession). The Chairman will report on all such communications to the Board at its next regular meeting unless earlier reporting is advisable.

4.   Position Description For Committee Chairs

The Chair of a Board Committee is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in its Committee Charter.

Duties and Responsibilities

The principal duties and responsibilities of each Committee Chair include:

•	In conjunction with the Chairman and, when appropriate, other Committee Chairs, members of management and advisors, reviewing and approving the agenda for each meeting of the Committee.

•	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

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•	Reporting to the Board on the Committee’s activities following each meeting and presenting recommendations to the Board on matters that require Board approval.

•

In conjunction with the Management Resources Committee, providing recommendations to the Board on the appointment, reassignment, replacement or dismissal of Control Function leaders who report to the Committee, and annually providing input on the performance assessment and compensation awarded to those individuals.

•	Leading an annual review of the adequacy of the Committee Charter.

•	Leading an annual evaluation of the effectiveness of the Committee.

Committee Chairs are appointed annually. Generally, a Director will serve as a Committee Chair for five years.

5.   Corporate Governance Policies And Practices

Director Election and Tenure

Prior to each annual meeting, the Governance, Nomination & Investment Committee will review the candidacy of each nominee and confirm to the Board that each nominee meets the expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance, Nomination & Investment Committee will report on the independence of each nominee as defined in the Director Independence Policy.

Each Director will be elected for a term ending at the conclusion of the next annual meeting. Subject to the remainder of this section, a Director may stand for re-election at the end of each term until the twelfth annual meeting after his or her initial election or appointment to the Board, at which time he or she will retire.

The independent Directors, on the recommendation of the Governance, Nomination & Investment Committee, may waive the retirement requirement to enable a Director to stand for re-election for up to three additional one-year terms (i.e., until the fifteenth annual meeting after his or her initial election or appointment) if they unanimously determine that it is in the best interests of the Corporation to do so. Thereafter, the requirement to retire may be waived on an annual basis if the independent Directors, on the recommendation of the Governance, Nomination & Investment Committee, determine that it is in the best interests of the Corporation to do so.

A Director who is a member of management must resign from the Board when he or she leaves active employment with the Corporation or its affiliates.

Majority Voting

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must immediately tender a written offer to resign from the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will make its decision within 90 days of the annual meeting and will promptly disclose its decision by way of news release. If the Board does not accept the resignation, it will fully explain the exceptional circumstances and the reasons for its decision in the news release.

A Director who tenders his or her resignation pursuant to the preceding paragraph will not participate in the consideration by the Board of the resignation offer.

Access to Management

Each Director shall have unrestricted access to management, as necessary, to carry out his or her responsibilities.

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Attendance at Board and Committee Meetings

The Governance, Nomination & Investment Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance, Nomination & Investment Committee for acceptance or rejection by the Board.

Change of Occupation

Directors whose principal employment or other business or professional circumstances change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance, Nomination & Investment Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.

Public Company Directorships and Board Interlocks

Directors who are employed full-time should generally hold only one other public company directorship and Directors who are not employed full-time should generally hold no more than three other public company directorships.

No more than two Directors may serve together on the board of another public company, and Directors may not serve together on the boards of more than two other public companies (each, an “interlock”). The Corporation will disclose all interlocks, including interlocking committee memberships, in its Management Information Circular. The Governance, Nomination & Investment Committee will review all interlocks as part of its annual evaluation of Director independence to ensure that they do not impact the ability of the applicable Directors to exercise independent judgment in the best interests of the Corporation.

Directors’ Remuneration and Share Ownership

The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.

Each independent Director should hold at least $600,000 in common shares or deferred share units of the Corporation by June 30, 2015 or by the fifth anniversary of the Director’s election or appointment to the Board, whichever is later.

Orientation of New Directors

The Corporation provides an orientation program for new Directors which consists of a strategic overview session with the President & Chief Executive Officer, sessions with Business Group and Corporate function leaders, and a review of a wide range of written materials, including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Code of Business Conduct, this Charter, and the financial statements of the Corporation.

Continuing Education for Directors

The Corporation provides ongoing business and education sessions for Directors to enhance their knowledge of the organization, its businesses and key executives, and to address ongoing and emerging issues in the functional areas of Board oversight. Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation. Private meetings with members of management will be arranged as requested by a Director.

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As part of the ongoing Director education program and to increase linkages with subsidiaries and business units, one or more Directors will conduct a site visit to each principal operating subsidiary at least once every three years. The participating Director(s) will report to the Board at the next regularly scheduled Board meeting.

Interaction with the Media

The Board believes that it is the responsibility of management, rather than Directors, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or other stakeholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the President & Chief Executive Officer before responding.

Shareholder Engagement and “Say on Pay”

The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.

At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.

The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

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